As filed with the Securities and Exchange Commission on February 25, 2010.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CENTER FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

California	52-2380548
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3435 Wilshire Boulevard, Suite 700 Los Angeles, California 90010

(213) 251-2222

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Jae Whan Yoo	Copy to:
President and Chief Executive Officer Center Financial Corporation 3435 Wilshire Boulevard, Suite 700 Los Angeles, California 90010 (213) 251-2222	Nikki Wolontis, Esq. King, Holmes, Paterno & Berliner, LP 1900 Avenue of the Stars, 25th Floor Los Angeles, California 90067 (310) 551-7411; (310) 282-8903 (fax)

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer,” “non-accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. Check one:

Large Accelerated Filer ☐	Accelerated Filer: ☒	Non-accelerated Filer: ☐	Smaller Reporting Company: ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Mandatorily Convertible Non-Cumulative Non-Voting Perpetual Preferred Stock, Series B, no par value	73,500	$1,000 (1)	$73,500,000	$5,240.55
Common Stock, no par value	19,600,000 (2)	—	—	— (3)

(1)

Calculated in accordance with Rule 457(a) and includes such additional number of shares of Mandatorily Convertible Non-Cumulative Non-Voting Perpetual Preferred Stock, Series B, and of Common Stock, no par value, of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends or similar transactions.

(2)

Estimated based on the total number of shares of common stock currently issuable upon conversion of the preferred stock. Pursuant to Rule 416 under the Securities Act, the common stock offered hereby shall be deemed to cover additional securities to be offered to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(3)

No separate consideration will be received for the shares of common stock issuable upon conversion of the preferred stock, and, therefore, no registration fee for those shares is required pursuant to Rule 457(i) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that his registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy the securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated February 25, 2010

PROSPECTUS

CENTER FINANCIAL CORPORATION

19,600,000 Shares Common Stock1

73,500 Shares Mandatorily Convertible

Non-Cumulative Non-Voting Perpetual Preferred Stock, Series B

This prospectus relates to the offer and sale by the selling shareholders identified in this prospectus, and any of their pledgees, donees, transferees or other successors in interest, of up to an aggregate of 73,500 Shares Mandatorily Convertible Non-Cumulative Non-Voting Perpetual Preferred Stock, Series B (“Series B Preferred Stock”), and 19,600,000 shares of underlying common stock of Center Financial Corporation. In this prospectus, we refer to the shares of Series B Preferred Stock and the underlying shares of common stock issuable upon conversion of the Series B Preferred Stock, collectively, as the Securities. We are registering the offer and sale of the Securities covered by this prospectus to satisfy registration rights we have granted. We will not receive any of the proceeds from the sale of the Securities by selling shareholders, but we are bearing the expenses of registration.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “CLFC.” On February 22, 2010, the last reported sale price of our common stock as reported on the NASDAQ Global Select Market was $4.79 per share. You are urged to obtain current quotations of the common stock.

There is currently no established market for the Series B Preferred Stock. We do not intend to apply for listing of the Series B Preferred Stock on any securities exchange or for inclusion of the Series B Preferred Stock in any automated quotation system.

Investing in the Securities involves various risks. Before buying any of the Securities, you should carefully consider the risk factors discussed in the section entitled “Risk Factors” on page 5 of this prospectus and in the sections entitled “Risk Factors” in our most recent Annual Report on Form 10–K and in any quarterly report on Form 10–Q, as well as in any prospectus supplements relating to specific offerings.

The Securities being offered are not savings accounts, deposits or obligations of any bank and are not insured by any insurance fund of the Federal Deposit Insurance Corporation or any other governmental organization.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2010

[1]	Represents shares of underlying common stock into which the shares of convertible preferred stock will be automatically converted upon shareholder approval.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by our company or any other person.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of our company or that information contained herein or in the documents incorporated by reference herein is correct as of any time subsequent to the date hereof or thereof, as the case may be.

i

PROSPECTUS SUMMARY

This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated herein by reference. As this is a summary, it may contain all information that is important to you. You should read this entire prospectus, including the documents incorporated by reference herein, carefully before deciding whether to invest in the Securities.

This prospectus contains forward-looking statements. You should read the explanation of the qualifications and limitations on such forward-looking statements on page 5 of this prospectus. You should not place undue reliance on our forward-looking statements.

Unless the context otherwise requires, all references to “we,” “us,” “our company” or “the Company” in this prospectus refers to Center Financial Corporation, a California corporation, together with the other entities with which we consolidate our financial statements.

About Center Financial Corporation

Center Financial Corporation (the “Company”), headquartered in Los Angeles, California, is a California corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was incorporated in April 2000 and acquired all of the outstanding shares of Center Bank (the “Bank”) in October 2002.

At December 31, 2009, the Company had consolidated assets of $2.2 billion, deposits of $1.7 billion and shareholders’ equity of $256.1 million. The Company’s liabilities include $18.6 million in debt obligations due to Center Capital Trust I, related to trust preferred securities issued by that entity. References herein to the “Company” include the Company and its consolidated subsidiary, Center Bank (the “Bank”) unless the context indicates otherwise.

The Bank is a California state-chartered and Federal Deposit Insurance Corporation (“FDIC”) insured financial institution, which was incorporated in 1985 and commenced operations in March 1986. The Bank changed its name from California Center Bank to Center Bank in December 2002. The Bank provides comprehensive financial services for small to medium sized business owners, primarily in Southern California. The Bank specializes in commercial loans, most of which are secured by real property, to small business customers. In addition, the Bank is a Preferred Lender of Small Business Administration (“SBA”) loans and provides trade finance loans. The Bank’s primary market is the greater Los Angeles metropolitan area, including Los Angeles, Orange, San Bernardino, and San Diego counties, primarily focused in areas with high concentrations of Korean-Americans. The Bank currently has 19 full-service branch offices, 16 of which are located in Los Angeles, Orange, San Bernardino, and San Diego counties. The Bank opened all California branches as de novo branches, and one branch in Chicago, Illinois by acquisition in 2004. The Bank opened one new branch in the Seattle area of Washington in November 2007, and one new branch in Diamond Bar, California in March 2008. The Bank also operates one Loan Production Office (“LPO”) in Seattle. Effective February 17, 2009, the Company closed five LPO’s in Denver, Washington D.C., Atlanta, Dallas and Northern California.

The Bank’s primary focus is on small and medium sized Korean-American businesses, professionals and other individuals in its market area, with particular emphasis on the growth of deposits and the origination of commercial and real estate secured loans and consumer banking services. The Bank offers bilingual services to its customers in English and Korean and has a network of ATM’s located in eighteen of its branch offices.

The Bank engages in a full complement of lending activities, including the origination of commercial real estate loans, commercial loans, working capital lines, SBA loans, trade financing, automobile loans and other personal loans, and construction loans. The Bank has offered SBA loans since 1989, providing financing for various purposes for small businesses under guarantee of the Small Business Administration, a federal agency created to provide financial assistance for small businesses. The Bank is a Preferred SBA Lender with full loan approval authority on behalf of the SBA.

The Bank also participates in the SBA’s Export Working Capital Program. SBA loans are generally secured by deeds of trust on industrial buildings or retail establishments.

The Offering

On December 31, 2009, the Company consummated the issuance and sale of 73,500 shares of Mandatorily Convertible Non-Cumulative Non-Voting Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”) in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “December Private Placement”). The purchase price for the Series B Preferred Stock was $1,000 per share, for aggregate gross proceeds of $73,500,000. The shares of Series B Preferred Stock are automatically convertible into 19,600,000 shares of common stock (the “Common Stock”) upon shareholder approval, assuming such approval is obtained on or before May 17, 2010. This prospectus relates to the offering and sale of both the Series B Preferred Stock and the Common Stock (collectively, the “Securities”). The Securities were originally issued by us pursuant to Securities Purchase Agreements we entered into on December 29, 2009 with a limited number of institutional and other accredited investors, including insiders.

We are registering the offer and sale of the Securities covered by this prospectus to satisfy registration rights we have granted. Registration of the Securities does not necessarily mean that all or any portion of such Securities will be offered for sale by the selling shareholders.

We have agreed to bear the expenses of registering the Securities under federal and state securities laws, but we will not receive any proceeds from the sale of any Securities offered under this prospectus.

Plan of Distribution

The selling shareholders may sell the Securities through agents or dealers, directly to one or more individuals, institutional or other purchasers or through any combination of these methods of sale. The distribution of the Securities may be effected in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” beginning page 30.

Recent Developments

Fourth Quarter Capital Raises. Prior to the December Private Placement, the Company completed a private placement of its common stock to a limited number of accredited investors on November 30, 2009, (the “November Private Placement”). The Company issued a total of 3,360,000 shares of its common stock in the November Private Placement, for aggregate cash consideration of $12.8 million. The purchase price per share was $4.69 for directors and officers of the Company and $3.71 for other investors. The difference in the purchase price was necessary to comply with NASDAQ Listing Rule 5635(c). The Company intends to seek shareholder approval of the November Private Placement, so that all investors in that private placement may be treated equally, at a special meeting to be held on March 24, 2010. If such approval is obtained, 85,045 additional shares would be issued to effectuate this result.

Fourth Quarter and Year-End Operating Results. On January 28, 2010, the Company announced the preliminary, unaudited results of its fourth quarter and year-end operations and financial condition. Selected highlights of the announcement were as follows:

Asset Quality. As previously announced and in preparation for the planned capital raise, the Company engaged a third party outside of its semi-annual external loan review to complete a detailed review of the Bank’s 200 largest loan relationships. The extensive review, which was designed to be consistent with heightened regulatory standards in the current environment, encompassed approximately 75% of the commercial real estate loan portfolio and included 8 of the 20 largest commercial and industrial loans. Based on this review and considering the market’s expectations for declining commercial real estate valuations, the Company proactively migrated a number of previously impaired credits to nonaccrual status and took aggressive actions to dispose of certain potential problem assets.

Nonperforming loans as of December 31, 2009 totaled $63.5 million, compared with $43.0 million at September 30, 2009. Total nonperforming assets as of December 31, 2009, including $4.3 million in other real estate owned (OREO), equaled $67.7 million, or $64.9 million net of the SBA guarantee. This compares with total nonperforming assets at September 30, 2009 of $47.8 million, or $44.7 million net of the SBA guarantee, including $4.8 million in OREO. Total nonperforming assets represented 4.39% of gross loans and OREO at December 31, 2009, compared with 2.99% at September 30, 2009.

Delinquent loans 30 to 89 days past due decreased to $13.4 million as of December 31, 2009 from $15.6 million at September 30, 2009. Performing troubled debt restructurings (TDRs) that are not accounted for in nonaccrual or delinquent loans equaled $4.4 million at December 31, 2009, which is relatively the same level as of September 30, 2009.

Net charge-offs during the 2009 fourth quarter totaled $28.1 million, compared with $11.8 million in the preceding third quarter as the Company moved to dispose of potential problem credits. This increased the Company’s net charge-offs for 2009 to $57.1 million. As a percentage of average loans on an annualized basis, net charge-offs equaled 3.49% for the full year ended December 31, 2009.

The Company recorded a provision for loan losses of $22.6 million for the 2009 fourth quarter, taking into consideration the findings of the detailed loan review and the current economic conditions. With this provision, the Company believes its allowance for loan losses, which totaled $58.5 million at December 31, 2009 and represented 3.81% of gross loans, was sufficient to absorb the inherent losses in its portfolio at that date. In the preceding 2009 third quarter, the Company posted a $10.6 million provision and the allowance for loan losses was $64.0 million as of September 30, 2009, representing 4.01% of gross loans.

2009 Fourth Quarter Operational Highlights. As previously guided, following an evaluation of its deferred tax asset, the Company recorded a valuation allowance of $15.8 million based on the current economic conditions, which resulted in a net tax provision of $8.0 million for the 2009 fourth quarter. Including this significantly higher-than-usual tax provision and the $22.6 million loan loss provision for the quarter, the Company incurred a net loss of $24.5 million, equal to ($1.41) per common share, for the 2009 fourth quarter. This compares with a net loss of $2.5 million, or $0.19 per common share, for the preceding 2009 third quarter, and a net loss of $6.1 million, equal to ($0.37) per common share, for the prior-year fourth quarter.

For the 2009 fourth quarter, the Company incurred a loss on average assets and loss on average equity of 4.44% and 48.45%, respectively. This compares with loss on average assets of 0.45% and loss on average equity of 5.01% in the preceding third quarter of 2009. For the year-ago fourth quarter, loss on average assets equaled 1.20% and loss on average equity was 13.53%.

Informal Regulatory Agreements. Effective December 18, 2009, the Bank entered into a memorandum of understanding (“MOU”) with the FDIC and the Department of Financial Institutions (the “DFI”). The MOU is an informal administrative agreement pursuant to which the Bank has agreed to take various actions and comply with certain requirements to facilitate improvement in its financial condition. In accordance with the MOU, the Bank agreed among other things to (a) develop and implement strategic plans to restore profitability; (b) develop a capital plan containing specified elements, including achieving by December 31, 2009 and thereafter maintaining a Leverage Capital Ratio of not less than 9% and a Total Risk-Based Capital Ratio of not less than 13%; (c) refrain from paying cash dividends without prior regulatory approval; (d) reduce the amounts of its assets adversely classified or criticized in its most recent FDIC examination or internally graded Special Mention within certain specified time parameters; (e) increase the allowance for loan and lease losses (“ALLL”) by $18.7 million (which was completed in the third quarter of 2009) and thereafter maintain an appropriate ALLL balance; (f) develop and implement certain specified policies and procedures relating to the ALLL, troubled debt restructurings, and non-accrual and impaired loans; (g) develop and implement a plan for reducing concentrations of commercial real estate loans; (h) make certain revisions to the Bank’s liquidity policy concerning “high-rate” deposits and reduce the Net Non-Core Funding Dependency Ratio to less than 40% by December 31, 2010; (i) conduct a complete review of management and staffing and submit written findings to the FDIC and the DFI concerning the same; (j) notify the FDIC and the DFI prior to appointing any new director or senior executive officer; (k) refrain from establishing any new offices without prior regulatory approval; and (l) submit written quarterly progress reports to the FDIC and the DFI detailing the form and manner of any actions taken to secure compliance with the MOU and the results thereof.

On December 9, 2009, the Company entered into an MOU with the Federal Reserve Bank of San Francisco (the “Federal Reserve”) pursuant to which the Company agreed, among other things, to (i) take steps to ensure that the Bank complies with the Bank’s MOU; (ii) implement a capital plan addressing specified items and submit the plan to the Federal Reserve for approval; (iii) submit annual cash flow projections to the Federal Reserve; (iv) refrain from paying cash dividends, receiving cash dividends from the Bank, increasing or guaranteeing debt, redeeming or repurchasing its stock, or issuing any additional trust preferred securities, without prior Federal Reserve approval; and (v) submit written quarterly progress reports to the Federal Reserve detailing compliance with the MOU.

The MOUs will remain in effect until modified or terminated by the Federal Reserve, the FDIC and the DFI. We do not expect the actions called for by the MOUs to change our business strategy in any material respect, although they may have the effect of limiting or delaying the Bank’s or the Company’s ability or plans to expand. The board of directors and management of the Bank and the Company have taken various actions to comply with the MOUs, and will diligently endeavor to take all actions necessary for compliance. Management believes that the Bank and the Company are currently in substantial compliance with the terms of the MOUs, although formal determinations of compliance with the MOUs can only be made by the regulatory authorities. In that regard, the Bank’s pro forma Leverage Capital Ratio and Total Risk-Based Capital ratios as of December 31, 2009 (unaudited) were 12.0%, and 17.1%, considerably in excess of the required ratios for the Bank.

Special Meeting of Shareholders. A special meeting of shareholders will be held on March 24, 2010, for the purpose of approving the issuance of shares of common stock covered by this prospectus upon the conversion of the Series B Preferred Stock. Definitive proxy materials relating to this special meeting of shareholders were filed with the SEC on February 12, 2010. The proxy statement is available electronically at www.centerbank.com/proxy.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, includes forward-looking statements that involve inherent risks and uncertainties. Words such as “expects,” “anticipates,” “believes,” “projects,” and “estimates” or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, forecast in, or implied by such forward-looking statements.

A variety of factors could have a material adverse impact on the Company’s financial condition or results of operations, and should be considered when evaluating the potential future financial performance of the Company. These include, but are not limited to, the possibility of deterioration in economic conditions in the Company’s service areas; risks associated with fluctuations in interest rates; liquidity risks; increases in nonperforming assets and net credit losses that could occur, particularly in times of weak economic conditions or rising interest rates; the loss in market value of available-for-sale securities that could result if interest rates change substantially or an issuer has real or perceived financial difficulties; and risks associated with the multitude of current and future laws and regulations to which the Company is and will be subject. In addition, the factors described under “Risk Factors” herein may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this prospectus or the date of the document incorporated by reference herein, as applicable, and we assume no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

RISK FACTORS

Investing in the Securities involves numerous risks. The material risks and uncertainties that management believes affect the Company are described below. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this prospectus. This prospectus is qualified in its entirety by these risk factors. The Risk Factors set forth below which relate to the Company’s historical performance are based on September 30, 2009 and earlier financial information, except for selected statements reflecting unaudited earnings release information, which is as of December 31, 2009. All information as of or for the year ended December 31, 2009 is unaudited, as the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 has not yet been filed and audited financial statements are not yet available. Upon the filing of the 10-K for the fiscal year ended December 31, 2009, the Risk Factors included therein will be incorporated into this document by reference, and the corresponding Risk Factors set forth below will be superseded in their entirety.

Risks Related to our Bank and the Banking Business

The Company and the Bank have each entered into MOUs with their respective regulatory agencies and may be subject to future additional regulatory restrictions and enforcement actions if they fail to comply with the MOUs or if their financial condition should further deteriorate. As discussed above under “PROSPECTUS SUMMARY – Recent Developments – Informal Regulatory Agreements,” the Company and the Bank have recently entered into MOUs with their respective regulatory agencies to facilitate improvement in their financial condition. In addition, the Company incurred a substantial loss for the fourth quarter of 2009 and reflected a substantial increase in the level of nonperforming assets. Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, the regulatory agencies have the authority to compel or restrict certain actions if the Bank’s capital should fall below adequate capital standards as a result of operating losses, or if its regulators otherwise determine that it has insufficient capital or is otherwise operating in an unsafe and unsound manner. The corrective actions may include, but are not limited to, requiring the Company or the Bank to enter into formal enforcement orders, including written agreements or consent or cease and desist orders, or more drastic measures should circumstances warrant.

In light of the current challenging operating environment, along with our elevated level of non-performing and adversely classified assets and our recent operating results, we are subject to increased regulatory scrutiny as a result of the potential risk of loss in our loan portfolio in the form of the MOUs described above. If we fail to comply with the terms of the MOUs or if our business or financial condition worsens, future corrective actions could require us to limit our lending activities and reduce our levels of certain categories of loans and classified or non-performing assets within specified timeframes, which might prevent us from maximizing the price which might otherwise be received for the underlying properties. In addition, future corrective action, could require us to, among other things, increase our allowance for loan losses, further increase our capital ratios, or enter into a strategic transaction, whether by merger or otherwise, with a third party.

In addition, the FDIC has the power to deem the Bank only adequately capitalized even though its capital ratios meet the well capitalized standard. In such event, the Bank would be prohibited from using brokered deposits, which have been a source of funds for us in recent years, and rates on deposits would be limited to market rates determined by the FDIC, potentially adversely affecting our liquidity. The terms of any such corrective action could have a material adverse effect on our business, our financial condition and the value of our common stock.

Our business has been and may continue to be adversely affected by volatile conditions in the financial markets and deteriorating economic conditions generally. The United States economy has been in a recession since December 2007. Negative developments since the latter half of 2007 in the financial services industry resulted in uncertainty in the financial markets in general and a related economic downturn. Business activity across a wide range of industries and regions is greatly reduced and many local governments and businesses are in serious difficulty due to the lack of consumer spending and the lack of liquidity in the credit markets. Unemployment has increased significantly.

Since mid-2007, and particularly during the second half of 2008 but continuing throughout 2009, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in home prices and the values of subprime mortgages, but spread to all mortgage and real estate asset classes, to leveraged bank loans and to nearly all other asset classes, including equities. The global markets have been characterized by substantially increased volatility and short-selling and an overall loss of investor confidence, initially in financial institutions but more recently in companies in a number of other industries and in the broader markets.

Market conditions have also led to the failure or merger of a number of prominent financial institutions. Financial institution failures or near-failures have resulted in further systemic losses as a consequence of defaults on securities issued by them and defaults under contracts entered into with them as counterparties. Furthermore, declining asset values, defaults on mortgages and consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to increase credit default swap spreads, to cause rating agencies to lower credit ratings, and to otherwise increase the cost and decrease the availability of liquidity, despite very significant declines in rates on advances from the Federal Reserve Board and other government actions. Some banks and other lenders have suffered significant losses and have become reluctant to lend, even on a secured basis, due to the increased risk of default and the impact of declining asset values on the value of collateral. The foregoing has significantly weakened the strength and liquidity of some financial institutions worldwide. In 2008 and early 2009, the U.S. government, the Federal Reserve Board and other regulators took numerous steps to increase liquidity and to restore investor confidence, including investing approximately $250 billion in the equity of banking organizations, but asset values have continued to decline and access to liquidity continues to be very limited for some institutions.

As a result of these financial and economic crises, we have experienced substantial increases in nonperforming loans, including construction, development and land loans, and unsecured commercial and consumer loans. Total nonperforming loans increased to $43 million at September 30, 2009 from $20.5 million at December 31, 2008 and $6.3 million at December 31, 2007, representing 2.70%, 1.19% and 0.35% of total loans owned at September 30, 2009, December 31, 2008 and December 31, 2007, respectively. Total nonperforming assets, net of SBA guarantees, increased to $44.7 million at September 30, 2009 from $18.3 million at December 31, 2008 and $3.9 million at December 31, 2007, representing 2.80%, 1.07% and 0.22% of total gross loans and other real estate owned at September 30, 2009, December 31, 2008 and December 31, 2007, respectively. The Company had nonperforming commercial real estate loans of $25.2 million, $13.1 million and $0 as of September 30, 2009, December 31, 2008 and 2007, and no subprime mortgage loans as of any of those dates.

Moreover, competition among depository institutions for deposits and quality loans has increased. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Financial institution stock prices have been negatively affected, and the ability of banks and bank holding companies to raise capital or borrow in the debt markets has become more difficult compared to recent years. As a result, there is the potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal or informal enforcement actions or orders. Further, the impact of new legislation in response to those developments may restrict our business operations, including our ability to originate or sell loans, and may adversely impact our financial performance or stock price.

In addition, further negative market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increased delinquencies and default rates, which could impact our charge-offs and provision for loan losses. A worsening of these conditions would likely exacerbate the already adverse impact on us and others in the financial services industry.

The California economy has been particularly hard hit, and the economic decline has been a major factor leading to the significant increase in the Company’s non-performing assets and loan charge-offs. Overall, during the past year, the general business environment and local market conditions have had an adverse effect on our business, and there can be no assurance that the environment will improve in the near term. Until conditions improve, it is expected that our business, financial condition and results of operations will be adversely affected.

We may have continuing losses and continuing variation in our quarterly results. We reported a net loss of $24.5 million during the fourth quarter of 2009 and a loss for the year ended December 31, 2009 of $42.5 million. These losses resulted primarily from our high level of non-performing assets and the resultant reduction in interest income and increased provision for loan losses. Total non-performing assets increased to $67.7 million at December 31, 2009, compared to $47.8 million at September 30, 2009 and $20.5 million at December 31, 2008, and we may suffer further losses as a result of credit-related factors. We also wrote off all of our goodwill in 2009 due in part to credit-related factors. In addition, several other factors affecting our business can cause significant variations in our quarterly results of operations. In particular, variations in the volume of our loan originations and sales, the differences between our costs of funds and the average interest rate earned on investments, the fair valuation of our junior subordinated debentures or other-than-temporary impairment charges in our investment securities portfolio could have a material adverse effect on our results of operations and financial condition. There can be no assurance that we will be profitable in the future.

Concentrations of real estate loans could subject us to increased risks in the event of a prolonged real estate recession or natural disaster. Our loan portfolio is heavily concentrated in real estate loans, particularly commercial real estate. At September 30, 2009, approximately $1.1 billion or 70.2% of the Company’s loan portfolio and $1.2 billion or 69.6% as of December 31, 2008, were concentrated in commercial real estate and construction loans. Although commercial loans generally provide for higher interest rates and shorter terms than single-family residential loans, such loans generally involve a higher degree of risk, as the ability of borrowers to repay these loans is often dependent upon the profitability of the borrowers’ businesses. During 2008 and 2009, the real estate market in Southern California deteriorated significantly, as evidenced by declining market values, reduced transaction volume, and increased foreclosure rates, and this deterioration resulted in an increase in the level of the Company’s nonperforming loans, particularly commercial real estate loans. The levels of nonperforming loans and assets generally, and of commercial real estate loans specifically, are set forth above under “– Our business has been and may continue to be adversely affected by volatile conditions in the financial markets and deteriorating economic conditions generally.” If trends in the Company’s market areas continue or worsen, the result will likely be reduced income, increased expenses, and less cash available for lending and other activities, which would have a material adverse impact on the Company’s financial condition and results of operations.

As the primary collateral for many of the Company’s loans rests on commercial real estate properties, deterioration in the real estate market in the areas the Company serves could reduce the value of the collateral for many of the Company’s loans and negatively impact the repayment ability of many of its borrowers. Such deterioration would likely also reduce the amount of loans the Company makes to businesses in the construction and real estate industry, which could negatively impact the Company’s business. Similarly, the occurrence of a natural disaster like those California has experienced in the past, including earthquakes, brush fires, and flooding, could impair the value of the collateral we hold for real estate secured loans and negatively impact the Company’s results of operations.

In addition, banking regulators have been giving commercial real estate loans greater scrutiny, due to risks relating to the cyclical nature of the real estate market and related risks for lenders with high concentrations of such loans. The regulators have required banks with higher levels of commercial real estate loans to implement enhanced underwriting, internal controls, risk management policies and portfolio stress testing, which has resulted in higher allowances for possible loan losses. Expectations for higher capital levels have also materialized.

Our provision for loan losses and net loan charge-offs have increased significantly and we may be required to make further increases in our provisions for loan losses and to charge off additional loans in the future, which could adversely affect our results of operations. For the quarter and nine months ended September 30, 2009, we recorded a provision for loan losses of $10.6 million and $54.8 million, respectively, compared to $2.1 million and $6.3 million for the comparable periods of 2008. We also recorded net loan charge-offs of $11.8 million and $29 million for the quarter and nine months ended September 30, 2009, respectively, compared to $2.9 million and $5.6 million for the comparable periods in 2008. We are experiencing elevated levels of loan delinquencies and credit losses. At September 30, 2009, our total non-performing assets had increased to $48 million compared to $20.5 million at December 31, 2008. If current weak economic conditions continue, particularly in the construction and real estate markets, we expect that we will continue to experience higher than normal delinquencies and credit losses, and if the recession is prolonged, we could experience significantly higher delinquencies and credit losses. As a result, we may be required to make further increases in our provision for loan losses and to charge off additional loans in the future, which could materially adversely affect our financial condition and results of operations.

We may experience loan and lease losses in excess of our allowance for loan and lease losses. We are careful in our loan underwriting process in order to limit the risk that borrowers might fail to repay; nevertheless, losses can and do occur. We create an allowance for estimated loan and lease losses in our accounting records, based on estimates of the following:

•	historical loss experience with our loans;

•	evaluation of economic conditions;

•	assessment of risk factors for loans with exposure to the economies of southern California and Pacific Rim countries;

•	regular reviews of the quality mix and size of the overall loan portfolio;

•	a detailed cash flow analysis for non-performing loans;

•	regular reviews of delinquencies; and

•	the quality of the collateral underlying our loans.

We maintain an allowance for loan and lease losses at a level that we believe is adequate to absorb any specifically identified losses as well as any other losses inherent in our loan portfolio at a given date. However, changes in economic, operating and other conditions, including changes in interest rates, which are beyond our control, may cause our actual loan losses to exceed our current allowance estimates. If actual losses exceed the amount reserved, it will have a negative impact on our profitability. In addition, the FDIC and the DFI, as part of their supervisory functions, periodically review our allowance for loan and lease losses. Such agencies may require us to increase our provision for loan and lease losses or to recognize further losses, based on their judgments, which may be different from those of our management. As reflected in the MOU between the Bank, the FDIC and the DFI, the Bank agreed to add $18.7 million to the allowance, and did so in the third quarter of 2009, in connection with its most recent regulatory examination. Any further increase in the allowance required by the FDIC or the DFI could also hurt our business.

Our use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral. In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property.

All of our lending involves underwriting risks, especially in a competitive lending market. At September 30, 2009, commercial real estate loans and construction loans represented 70.2% of the Company’s total loan portfolio; commercial lines and term loans to businesses represented 18.2% of the Company’s total loan portfolio; and SBA loans represented 2.8% of the Company’s total loan portfolio.

Real estate lending involves risks associated with the potential decline in the value of underlying real estate collateral and the cash flow from income producing properties. Declines in real estate values and cash flows can be caused by a number of factors, including adversity in general economic conditions, rising interest rates, changes in tax and other governmental and other policies affecting real estate holdings, environmental conditions, governmental and other use restrictions, development of competitive properties, and increasing vacancy rates. The Company’s dependence on commercial real estate loans increases the risk of loss both in the Company’s loan portfolio and with respect to any other real estate owned when real estate values decline. The Company seeks to reduce risk of loss through underwriting and monitoring procedures.

Commercial lending, even when secured by the assets of a business, involves considerable risk of loss in the event of failure of the business. To reduce such risk, the Company typically takes additional security interests in other collateral, such as real property, certificates of deposit or life insurance, and/or obtains personal guarantees.

We may not be able to continue to attract and retain banking customers, and our efforts to compete may reduce our profitability. Competition in the banking industry in the markets we serve may limit our ability to continue to attract and retain banking customers. The banking business in our current and intended future market areas is highly competitive with respect to virtually all products and services. While our primary market area is generally dominated by a relatively small number of major banks with many offices operating over a wide geographic area, our three main competitors in our niche markets are three Korean-American banks of which two are comparable in size and the third is twice our asset size. These three competitors also focus their business strategies on Korean-American consumers and businesses. Primary competitors in the greater Chicago and Seattle metropolitan areas are also locally owned and operated Korean-American banks and subsidiaries of Korean banks. These competitors have branches located in many of the same neighborhoods as the Company, provide similar types of products and services and use the same Korean language publications and media for their marketing purposes. There is a high level of competition within this specific market. While major banks have not historically focused their marketing efforts on the Korean-American customer base in Southern California, their competitive influence could increase in the future. Such banks have substantially greater lending limits than the Company, offer certain services the Company cannot, and often operate with “economies of scale” that result in lower operating costs than the Company on a per loan or per asset basis.

In addition to competitive factors impacting our specific market niche, we are affected by more general competitive trends in the banking industry, including intra-state and interstate consolidation, competition from non-bank sources, and technological innovations. Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on the Company’s financial condition and results of operations.

In addition, with recent increased concerns about bank failures, customers increasingly are concerned about the extent to which their deposits are insured by the FDIC. Customers may withdraw deposits in an effort to ensure that the amount they have on deposit with their bank is fully insured. Decreases in deposits may adversely affect our funding costs and net income. Ultimately, competition can and does increase our cost of funds, reduce loan yields and drive down our net interest margin, thereby reducing profitability. It can also make it more difficult for us to continue to increase the size of our loan portfolio and deposit base, and could cause us to rely more heavily on wholesale borrowings, which are generally more expensive than deposits.

Our expenses have increased and are likely to continue to increase as a result of increases in FDIC insurance premiums. Under the Federal Deposit Insurance Act, the FDIC, absent extraordinary circumstances, must establish and implement a plan to restore the deposit insurance reserve ratio to 1.15% of insured deposits at any time that the reserve ratio falls below 1.15%. Recent bank failures coupled with deteriorating economic conditions have significantly reduced the deposit insurance fund’s reserve ratio, which fell to 0.40% as of December 31, 2008, and 0.22% as of June 30, 2009. The FDIC currently has seven years to bring the reserve ratio back to the statutory minimum. The FDIC expects a higher rate of insured institution failures in the next few years, which may result in a continued decline in the reserve ratio, and the FDIC has implemented a restoration plan that changes both its risk-based assessment system and its base assessment rates.

In view of the decrease in the deposit insurance fund’s reserves, the FDIC imposed a special assessment equivalent to 5 basis point on assets minus Tier 1 capital as of June 30, 2009. The FDIC has also increased regular premium rates, which banks must continue to pay in addition to special assessments. In addition, banks are to prepay their estimated quarterly risk-based deposit insurance assessments for the fourth quarter of 2009, as well as all of 2010, 2011, and 2012. These prepayments were made on December 30, 2009. The assessment rate was equal to the Bank’s total base assessment rate in effect as of September 30, 2009, and will be increased by three basis points for all of 2011 and 2012. The purpose of the prepayments is to recapitalize the deposit insurance fund. The amount of our prepaid assessments was $11.4 million. If the deposit insurance premium assessment rate applicable to the Bank increases further or if another special assessment is approved, our earnings would be adversely impacted. It is generally expected that assessment rates will continue to increase in the near term, due to the significant cost of bank failures in 2008 and 2009 and an increase in the number of troubled banks.

Recently enacted legislation and our participation in the TARP Capital Purchase Program may increase costs and limit our ability to pursue business opportunities. The Emergency Economic Stabilization Act of 2008 (the “EESA”), as augmented by the American Recovery and Reinvestment Act of 2009 (the “Stimulus Bill”), was intended to stabilize and provide liquidity to the U.S. financial markets. The programs established or to be established under the EESA and the Troubled Asset Relief Program (“TARP Capital Purchase Program”) may result in increased regulation of the industry in general and/or TARP Capital Purchase Program participants in particular. Compliance with such regulations may increase the Company’s costs and limit its ability to pursue business opportunities.

If the Emergency Economic Stabilization Act of 2008 and other recently enacted government programs do not help stabilize the U.S. financial system, our operations could be adversely affected. The EESA (as augmented by the Stimulus Bill) was intended to stabilize and provide liquidity to the U.S. financial markets. The U.S. Treasury and banking regulators are implementing a number of programs under this legislation and otherwise to address capital and liquidity issues in the banking system, including the TARP Capital Purchase Program. In addition, other regulators have taken steps to attempt to stabilize and add liquidity to the financial markets, such as the FDIC’s Temporary Liquidity Guarantee Program (the “TLGP”). While we did not “opt-out” of the TLGP, we do not currently intend to issue any guaranteed debt thereunder. We did participate in the TARP Capital Purchase Program.

It cannot currently be predicted what impact the EESA and other programs will have on the financial markets, including the levels of volatility and limited credit availability the markets recently experienced. The failure of the EESA and other programs to stabilize the financial markets and a worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit, or the trading price of our common stock.

The EESA and the Stimulus Bill are relatively new legislation and, as such, are subject to change and evolving interpretation. As a result, it is impossible to predict the effects that such changes will have on the effectiveness of the EESA or on our business, financial condition or results of operations.

We may be adversely affected by the soundness of other financial institutions. Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when collateral held by us cannot be liquidated at prices sufficient to recover the full amount of the credit or derivative exposure due to us. Any such losses could adversely affect our business, financial condition or results of operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition. Liquidity is essential to the Company’s business. An inability to raise funds through traditional deposits, brokered deposits, borrowings, the sale of securities or loans and other sources could have a substantial negative effect on the Company’s liquidity. The Company’s access to funding sources in amounts adequate to finance the Company’s activities or the terms of which are acceptable could be impaired by factors that affect the Company specifically or the financial services industry or economy in general. The Company’s access to liquidity sources could be detrimentally impacted by a decrease in the level of the Company’s business activity as a result of a downturn in the markets in which the Company’s loans are concentrated. The Company’s ability to borrow could also be impaired by more general factors such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

The Company relies on commercial and retail deposits, brokered deposits, advances from the Federal Home Loan Bank of San Francisco (“FHLB”) and other borrowings to fund its operations. Although the Company has historically been able to replace maturing deposits and advances as necessary, it might not be possible to replace such funds in the future if, among other things, the Company’s results of operations or financial condition or the results of operations or financial condition of the FHLB or market conditions were to change.

Although the Company considers these sources of funds adequate for its liquidity needs, the Company may be compelled to seek additional sources of financing in the future. Likewise, the Company may seek additional debt in the future to achieve our business objectives, in connection with any future acquisitions or for other reasons, and additional borrowings may or may not be available and, if available, may not be so on favorable terms. Bank and holding company stock prices have been negatively affected by the recent adverse economic trend, as has the ability of banks and holding companies to raise capital or borrow in the debt markets compared to recent years. If additional financing sources are unavailable or are not available on reasonable terms, the Company’s financial condition, results of operations and future prospects could be materially adversely affected.

The Company actively monitors the depository institutions that hold its federal funds sold and due from banks cash balances. Access to the Company’s cash equivalents and federal funds sold could be impacted by adverse conditions in the financial markets. The Company’s emphasis is primarily on safety of principal, and the Company diversifies its due from banks and federal funds sold among counterparties to minimize exposure to any one of these entities. The financial conditions of the counterparties are routinely reviewed as part of the Company’s asset/liability management process. Balances in the Company’s accounts with financial institutions in the U.S. may exceed the FDIC insurance limits. While the Company monitors and adjusts the balances in our accounts as appropriate, these balances could be impacted if the financial institutions fail and could be subject to other adverse conditions in the financial markets.

In addition, due to the nature of the market the Company serves, a significant portion of its deposits are held by customers with ties to South Korea who may be inclined to transfer such deposits to South Korea depending on the relative value of the U. S. dollar and the South Korean currency. During the fourth quarter of 2008, the Company experienced a significant loss of deposits when customers transferred deposits to South Korea as a result of the devaluation of South Korean currency to the U. S. dollar. To date, these deposits have been replaced by retail deposits and wholesale funding. If an additional sustained withdrawal of deposits under similar circumstances should occur in the future, the Company’s liquidity position could be significantly and adversely impacted.

The value of securities in our investment portfolio may be negatively affected by continued disruptions in securities markets. The market for some of the investment securities held in the Company’s portfolio has become extremely volatile over the past twelve months. Volatile market conditions may detrimentally affect the value of these securities, such as through reduced valuations due to the perception of heightened credit, liquidity risks and illiquid markets for certain securities. There can be no assurance that the declines in market value associated with these disruptions will not result in other than temporary impairments of these assets, which would lead to accounting charges that could have a material adverse effect on the Company’s net income and capital levels.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high. We are required by applicable regulatory authorities to maintain adequate levels of capital to support our operations and the Bank has agreed in its MOU to maintain capital levels in excess of those required for banks generally (see “PROSPECTUS SUMMARY – Recent Developments – Informal Regulatory Agreements” above). With the proceeds of the fourth quarter capital raises described above under “PROSPECTUS SUMMARY – Recent Developments – The Offering, and – Fourth Quarter Capital Raises,” we anticipate that our capital resources will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support continued growth or be required by our regulators to increase our capital resources.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we cannot make assurances that we will be able to raise additional capital if needed on terms that are acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations could be materially impaired and our financial condition and liquidity could be materially and adversely affected. In addition, if we are unable to raise additional capital when required by our bank regulators, we may be subject to adverse regulatory action.

We may engage in FDIC-assisted transactions, which could present additional risks to our business. We may have opportunities to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. Although these FDIC-assisted transactions typically provide for FDIC assistance to an acquiror to mitigate certain risks, such as sharing exposure to loan losses and providing indemnification against certain liabilities of the failed institution, we are (and would be in future transactions) subject to many of the same risks we would face in acquiring another bank in a negotiated transaction, including risks associated with maintaining customer relationships and failure to realize the anticipated acquisition benefits in the amounts and within the timeframes we expect. In addition, because these acquisitions are structured in a manner that would not allow us the time and access to information normally associated with preparing for and evaluating a negotiated acquisition, we may face additional risks in FDIC-assisted transactions, including additional strain on management resources, management of problem loans, problems related to integration of personnel and operating systems and impact to our capital resources requiring us to raise additional capital. We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with FDIC-assisted transactions. Our inability to overcome these risks could have a material adverse effect on our business, financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties. In deciding whether to extend credit or enter into other transactions, the Company may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. The Company may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on the Company’s business and, in turn, on the Company’s financial condition and results of operations.

If our information systems were to experience a system failure or a breach in network security, our business and reputation could suffer. The Company relies heavily on communications and information systems to conduct its business. The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. The Company’s operations are dependent upon its ability to protect its computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. In addition, the Company must be able to protect its computer systems and network infrastructure against physical damage, security breaches and service disruption caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through the Company’s computer systems and network infrastructure. The Company has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of its information systems and with the help of third-party service providers, will continue to implement security technology and monitor and update operational procedures to prevent such damage. However, if such failures, interruptions or security breaches were to occur, they could result in damage to the Company’s reputation, a loss of customer business, increased regulatory scrutiny, or possible exposure to financial liability, any of which could have a material adverse effect on the Company’s financial condition and results of operations.

We depend on our executive officers and key personnel to implement our business strategy and could be harmed by the loss of their services. The Company believes that its growth and future success will depend in large part upon the skills of its management team. The competition for qualified personnel in the financial services industry is intense, and the loss of the Company’s key personnel or an inability to continue to attract, retain or motivate key personnel could adversely affect the Company’s business. There can be no assurance that the Company will be able to retain its existing key personnel or to attract additional qualified personnel. In addition, as a result of our participation in the TARP Capital Purchase Program, we are subject to significant restriction on the types and amount of compensation we can pay to our senior executive officers and other highly compensated individuals. Such restrictions may make retention and hiring of our management team more difficult. The Company’s President and Chief Executive Officer joined the Company in January 2007; its Executive Vice President and Chief Financial Officer joined the Company in an acting capacity in February 2007 and as permanent Chief Financial Officer in April 2007; its Executive Vice President and General Counsel and Chief Risk Officer joined the Company in February 2007; its Senior Vice President and Chief Credit Officer joined the Company in 1991 as Senior Vice President and Manager of the SBA Department, and was promoted to his current position in April 2007; and its Senior Vice President and Chief Operations Officer joined the Company in July 2007. While the President and Chief Executive Officer, Jae Whan Yoo, has a three-year employment agreement for a term beginning in January 2010, his employment may be terminated by him or by the Company at any time. None of the Company’s other officers have employment agreements.

Our earnings are subject to interest rate risk, especially if rates fall. Banking companies’ earnings depend largely on the relationship between the cost of funds, primarily deposits and borrowings, and the yield on earning assets, such as loans and investment securities. This relationship, known as the interest rate spread, is subject to fluctuation and is affected by the monetary policies of the Federal Reserve Board and the international interest rate environment, as well as by economic, regulatory and competitive factors which influence interest rates, the volume and mix of interest-earning assets and interest-bearing liabilities, and the level of nonperforming assets. Many of these factors are beyond the Company’s control. Fluctuations in interest rates affect the demand of customers for products and services. The Company is subject to interest rate risk to the degree that interest-bearing liabilities reprice or mature more slowly or more rapidly or on a different basis than interest-earning assets. Given the current volume and mix of interest-bearing liabilities and interest-earning assets, the interest rate spread could be expected to decrease during times of rising interest rates and, conversely, to increase during times of falling interest rates. Therefore, significant fluctuations in interest rates may have an adverse or a positive effect on results of operations.

We are subject to extensive regulation that could limit or restrict our activities. The Company operates in a highly regulated industry and is subject to examination, supervision, and comprehensive regulation by various federal and state agencies. The Company’s compliance with these regulations is costly and restricts certain of its activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. The Company is also subject to capitalization guidelines established by its regulators, which require the Company to maintain adequate capital to support its growth.

The laws and regulations applicable to the banking industry could change at any time, and the Company cannot predict the effects of these changes on its business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, the Company’s cost of compliance could adversely affect its ability to operate profitably.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission and NASDAQ that are now applicable to the Company, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices. In addition, as a participant in the TARP Capital Purchase Program, the Company is subject to certain additional restrictions on its dividend and repurchase activities and compensation arrangements, and the U.S. Congress or federal bank regulatory agencies could adopt additional regulatory requirements or restrictions in response to the threats to the financial system which may apply to all banking institutions, or may instead be more specifically targeted at TARP Capital Purchase Program participants.

If we are not able to successfully keep pace with technological changes affecting the industry, our business could be hurt. The financial services industry is constantly undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better service clients and reduce costs. Our future success depends, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands, as well as create additional efficiencies within our operations. Some of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients. Failure to successfully keep pace with technological change in the financial services industry could have a material adverse impact on our business and, in turn, on our financial condition and results of operations.

We may incur additional costs for environmental clean up. The cost of cleaning up or paying damages or penalties associated with environmental problems could increase the Company’s operating expenses. If a borrower defaults on a loan secured by real property, the Company will often purchase the property in foreclosure or accept a deed to the property surrendered by the borrower. The Company also could be compelled to assume the management responsibilities of commercial properties whose owners have defaulted on their loans. The Company also leases premises for its branch operations and corporate office in locations where environmental problems may exist. Although the Company has lending and facility leasing guidelines intended to identify properties with an unreasonable risk of contamination, hazardous substances may exist on some of these properties. As a result, environmental laws could force the Company to clean up the hazardous waste located on these properties (at the Company’s expense) and cost might exceed their fair market value. Further, even if environmental laws did not hold the Company responsible for the environmental clean up of such properties, it might be difficult or impossible to sell properties until the environmental problems were remediated.

Risks Related to Our Securities

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock at times or at prices you find attractive. The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our common stock. Among the factors that could affect our common stock price in the future are:

•	formal regulatory action against us;

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•	changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	acquisitions of other banks or financial institutions, through FDIC-assisted transactions or otherwise;

•	actions by institutional shareholders;

•	fluctuations in the stock price and operating results of our competitors;

•	general market conditions and, in particular, developments related to market conditions for the financial services industry;

•	fluctuations in the stock price and operating results of our competitors;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings, or litigation that involve or affect us; and

•	domestic and international economic factors unrelated to our performance.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility. As a result, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. The trading price of the shares of our common stock and the value of our other securities will depend on many factors, which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity related securities, and other factors identified above in “FORWARD-LOOKING STATEMENTS” and elsewhere in this “RISK FACTORS” section. Current levels of market volatility are unprecedented. The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption have reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. A significant decline in our stock price could result in substantial losses for individual shareholders and could lead to costly and disruptive securities litigation.

The Series B Preferred Stock cannot be converted into the Common Stock without shareholder approval. There is no guarantee that such approval will be obtained and the Company may not be able to pay dividends on the Series B Preferred Stock if such approval is not obtained. While it is anticipated that the shareholders will approve the conversion of the Series B Preferred Stock into the Common Stock at a special meeting to be held for this purpose on March 24, 2010 (subject to adjournment and reconvening for a period of up to 45 days in accordance with the Bylaws if necessary to obtain the required vote), there can be no guarantee that such shareholder approval will be obtained within this time frame or in the future. If the conversion is not approved by the shareholders at this special meeting, the Investors will continue to hold Series B Preferred Stock until such time as shareholder approval may be obtained. The Company may not be able to pay dividends on the Series B Preferred Stock if it is not converted, due to restrictions on the Company’s ability to pay dividends in general, including the need to obtain the prior approval of the Federal Reserve pursuant to the MOU between the Company and the Federal Reserve. (See “PROSPECTUS SUMMARY – Recent Developments – Informal Regulatory Agreements.”) Additional restrictions on the payment of dividends are described in the next two following risk factors.

As the Series B Preferred stock is non-cumulative, should the Company be unable to pay a dividend for any given period due to such restrictions, such dividend would not be declared and would not accrue for the benefit of holders of the Series B Preferred Stock, so there would be no future claim to such unpaid dividend or dividends. The terms of Series B Preferred Stock are summarized below under “DESCRIPTION OF CAPITAL STOCK – Series B Preferred Stock” and set forth in detail in the Securities Purchase Agreement and the Certificate of Determination concerning the Serial B Preferred Stock which has been provided to each Investor in the Private Placement.

The Company is currently prohibited from paying cash dividends on its capital stock without the prior approval of federal banking regulators and the U.S. Treasury Department, and there can be no assurance that the Company will be able to pay dividends in the future. The Company has entered into an MOU with the Federal Reserve pursuant to which the Company must obtain the prior approval of the Federal Reserve in order to pay cash dividends. See “PROSPECTUS SUMMARY – Recent Developments – Informal Regulatory Agreements” above. In addition, the terms of the Series A Preferred Stock require the Company to obtain the prior approval of the Treasury Department prior to paying any dividends on its capital stock before December 12, 2011. Accordingly, without the prior approval of federal and state banking regulators and the Treasury Department, the Company cannot pay any cash dividends on either the common stock or the Series B Preferred Stock. The prior approval of the Federal Reserve is also required for the payment of dividends on the Series A Preferred Stock, or the payment of interest on the Company’s subordinated debt securities. In view of its current capital levels following the two private placements which closed in the fourth quarter of 2009, it is anticipated that the Company will likely receive approval to pay the dividends on the Series A Preferred Stock, although no assurance can be given that such approvals will be granted. Any failure to pay such dividends or interest when due could adversely affect the market value of our common stock.

Moreover, during any period in which the Company has deferred payment of interest otherwise due and payable on its subordinated debt securities, or any unpaid dividends on the Series A Preferred Stock, the Company may not make any dividends or distributions with respect to its capital stock, including the common stock. The Company’s ability to pay dividends is further limited by California corporation law.

Notwithstanding the foregoing legal limitations, the Board of Directors retains in its full discretion the authority to declare dividends, and there can be no assurance that the Board will authorize any dividends in the future.

The Company relies heavily on the payment of dividends from its subsidiary, Center Bank, and such dividends are subject to federal and state regulatory requirements and approvals. The Company’s ability to pay dividends and to service its own obligations depends on the Bank’s ability to pay dividends to the Company, as the Company has no other independent source of significant income. However, as a result of the MOU and banking regulatory requirements generally, the Bank is limited in its ability to pay cash dividends and must obtain prior regulatory approval in order to do so.

As a general matter, the payment of dividends by the Bank is affected by the requirement to maintain adequate capital pursuant to the capital adequacy guidelines issued by the FDIC. All banks and bank holding companies are required to maintain a minimum ratio of qualifying total capital to total risk-weighted assets of 8%, at least one-half of which must be in the form of Tier 1 capital, and a ratio of Tier 1 capital to average adjusted assets of 4%. If (i) any of these required ratios are increased; (ii) the total of risk-weighted assets of a bank increases significantly; and/or (iii) a bank’s income decreases significantly, a bank may decide to or be required to retain a greater portion of its earnings to achieve and maintain the required capital or asset ratios, thereby reducing the amount of funds available for the payment of dividends by a bank to its parent holding company. In addition, the FDIC has the power to prohibit a bank from paying dividends if, in its view, such payments would constitute unsafe or unsound banking practices.

The MOU the Bank has entered into with the FDIC and the DFI requires the development of a capital plan that includes obtaining a minimum Tier 1 leverage capital ratio of not less than 9% and a total risk-based capital ratio of not less than 13% by December 31, 2009, and maintaining such minimum levels while the MOU remains in effect. Based on unaudited results for the year ended December 31, 2009, the Bank’s pro forma regulatory capital ratios as of December 31, 2009 exceeded these requirements. Also under the Bank’s MOU, the Bank must receive prior approval from the FDIC to pay dividends to the Company, and under the Company’s MOU with the Federal Reserve, the Company must receive the prior approval of the Federal Reserve to receive dividends from the Bank.

The Bank’s ability to pay dividends to the Company is also limited by California corporation law and the California Financial Code. As a result of the Bank’s recent financial performance, the Bank is required by the California Financial Code to obtain the prior approval of the DFI to pay dividends to the Company. Further, whether dividends are paid and their frequency and amount will depend on the financial condition and performance, and the discretion of the Board of Directors of the Bank.

The foregoing restrictions on dividends paid by the Bank may limit the Company’s ability to obtain funds from such dividends for its cash needs, including funds for payment of its debt service requirements and operating expenses and for payment of cash dividends to the Company’s shareholders.

There will be a significant number of shares of our common stock eligible for future sale, which may depress our stock price. The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the conversion of the Series B Preferred Stock covered by this prospectus, or even as a result of the perception that such sales could occur. The Company also issued 3,360,000 shares of common stock in the November Private Placement, which shares will also be eligible for resale as described below. In addition, the Company may issue 85,045 additional shares to investors in the November Private Placement upon shareholder approval thereof. The shares of common stock in the November Private Placement were sold at a price per share of $3.71 to non-affiliated investors and $4.69 to certain directors and officers of the Company. The difference in the purchase price was necessary to comply with NASDAQ Listing Rule 5635(c). The Company intends to seek shareholder approval of the November Private Placement, so that all investors in that private placement may be treated equally, at a special meeting to be held on March 24, 2010. If such approval is obtained, 85,045 additional shares would be issued to the directors and officers who invested in the November Private Placement, in order to effectuate this result.

Assuming that the 73,500 shares of Series B Preferred Stock covered by this prospectus are converted into the Common Stock based on the initial conversion price of $3.75 per share, which will occur if shareholder approval of the conversion is obtained as currently anticipated at the special meeting scheduled for March 24, 2010 (when and as adjourned), approximately 19,600,000 additional shares of common stock will be issued. (The number of shares of common stock into which each share of Series B Preferred Stock would be converted would be determined by dividing the $1,000 per share liquidation preference by the initial conversion price of $3.75 per share.) Assuming further that the November Private Placement is approved by shareholders at the same meeting, so that the additional 85,045 shares described above will be issued, there will be an aggregate of approximately 39,874,072 shares of our common stock outstanding immediately following such conversion and issuance. All of such shares will be eligible for sale, except that our affiliates would have to comply with the provisions of Rule 144 with respect to resale of shares held by them, the Common Stock to be issued upon conversion of the Series B Preferred Stock may initially be restricted securities and the shares of common stock issued and to be issued in connection with the November Private Placement are also initially restricted securities. Following the effectiveness of the registration statement of which this prospectus is a part, all such shares would also be eligible for resale. If such registration statement is not subject to SEC review, it will become effective prior to shareholder approval of the conversion, so that the shares of common stock to be issued upon the conversion will be freely tradable immediately upon issuance. We have also committed to filing a registration statement with the SEC by May 31, 2010, to register the shares of common stock issued and to be issued in connection with the November Private Placement, which are also restricted securities, and intend to do so in March 2010.

In addition, as of February 1, 2010, there were 760,245 shares eligible for sale upon the exercise of options granted and currently outstanding (vested and unvested) under our 2006 Stock Incentive Plan, as amended (the “Plan”); 2,228,531 shares available for future grant under the Plan; and 432,290 shares subject to a Warrant issued to the U.S. Treasury Department (see “DESCRIPTION OF CAPITAL STOCK – Warrant”).

The FDIC’s recently adopted Statement of Policy on the Acquisition of Failed Insured Depository Institutions may restrict our activities and those of certain investors in us. On August 26, 2009, the FDIC adopted the final Statement of Policy on the Acquisition of Failed Insured Depository Institutions (the “Statement”). The Statement purports to provide guidance concerning the standards for more than de minimis investments in acquirers of deposit liabilities and the operations of failed insured depository institutions. The Statement applies to private investors in a company, including any company acquired to facilitate bidding on failed banks or thrifts that is proposing to, directly or indirectly, assume deposit liabilities, or such liabilities and assets, from the resolution of a failed insured depository institution. By its terms, the Statement does not apply to investors with 5% or less of the total voting power of an acquired depository institution or its bank or thrift holding company (provided there is no evidence of concerted action by these investors). When applicable, among other things, covered investors (other than mutual funds that are open-ended investment companies registered under the Investment Company Act of 1940 and that issue redeemable securities allowing investors to redeem on demand) are prohibited by the Statement from selling their securities in the relevant institution for three years. In addition, covered investors must disclose to the FDIC information about the investors and all entities in the ownership chain, including information as to the size of the capital fund or funds, its diversification, the return profile, the marketing documents, the management team and the business model, as well as such other information as is determined to be necessary to assure compliance with the Statement. Furthermore, among other restrictions, the acquired institution must maintain a ratio of Tier 1 common equity to total assets of at least 10% for a period of three years from the time of acquisition; thereafter, the institution must maintain capital such that it is “well capitalized” during the remaining period of ownership by the covered investor. In addition, under the Statement, covered investors employing ownership structures utilizing entities that are domiciled in Secrecy Law Jurisdictions (as defined in the Statement) would not be eligible to own a direct or indirect interest in an insured depository institution, subject to certain exceptions.

It is anticipated that the proceeds of the December Private Placement may be used in part for potential acquisitions involving the purchase of the assets and liabilities of failed banking institutions in FDIC assisted transactions. Accordingly, the Statement may be applicable to private investors in us and, in the event of any such private investors covered by the Statement, will be applicable to us. Furthermore, because the applicability of the Statement depends in large part on the specific investor, we may not know at any given point of time whether the Statement applies to any investor and, accordingly, to us. Each investor must make its own determination concerning whether the Statement applies to it and its investment in us. Each investor is cautioned to consult its own legal advisors concerning such matters. We cannot assure investors that the Statement will not be applicable to us.

Your investment may be diluted because of the ability of management to offer stock to others and stock options. The shares of the Company do not have preemptive rights. This means that you may not be entitled to buy additional shares if shares are offered to others in the future. We are authorized to issue 40,000,000 shares of common stock and 10,000,000 shares of preferred under our Articles of Incorporation. As of February 1, 2010 we had 20,189,027 shares of our common stock outstanding, 55,000 shares of our Series A Preferred Stock outstanding, and 73,500 shares of Series B Preferred Stock, outstanding. Assuming the conversion of the shares of Series B Preferred Stock into the Common Stock at the initial conversion price without any adjustments and the issuance of the additional 85,045 shares upon shareholder approval of the November Private Placement, the Company would have approximately 39,874,072 shares of common stock outstanding.

Nothing restricts management’s ability to offer additional shares of stock for fair value to others in the future. In addition, when our directors, executive officers and other employees exercise outstanding stock options, your ownership in the Company will be diluted. As of February 1, 2010 there were outstanding (vested and unvested) options to purchase an aggregate of 760,245 shares of our common stock with an average exercise price of $16.93 per share. There were also an additional 2,228,531 shares available remaining for grant of options or restricted stock awards under our 2006 Stock Incentive Plan, as amended. In addition, assuming shareholder approval of the November Private Placement, we expect to issue 85,045 additional shares to certain investors in the November Private Placement. The total number of shares expected to be issued to investors in the November Private Placement for no additional consideration. See “There will be a significant number of shares of our common stock eligible for future sale, which may depress our stock price” in this Risk Factors section above.

Shares of our preferred stock eligible for future issuance and sale could also have a dilutive effect on the market for the shares of our common stock. Although our board of directors has no present intent to issue additional shares of preferred stock following the Private Placement, such shares could be issued in the future. If such shares of preferred stock are made convertible into shares of common stock, there could be a dilutive effect on the shares of common stock then outstanding. In addition, shares of preferred stock may be provided a preference over holders of common stock upon our liquidation or with respect to the payment of dividends, in respect of voting rights or in the redemption of our common stock. The rights, preferences, privileges and restrictions applicable to any series or preferred stock would be determined by resolution of our board of directors. We also have a Warrant outstanding to the U S. Treasury Department to purchase 432,290 shares of the Company’s authorized but unissued common stock at an exercise price of $9.54 per share until December 12, 2018.

The holders of our Series A perpetual preferred stock have rights that are senior to those of our common shareholders. In December 2008, the Company issued and sold $55 million worth of its Series A Preferred Stock to the Treasury Department. The terms of the Series A Preferred Stock could reduce investment returns to the Company’s common shareholders by restricting dividends, diluting existing shareholders’ ownership interests, and restricting capital management practices. The Company’s board of directors suspended its quarterly cash dividends beginning in the first quarter of 2009, and unless the Series A Preferred Stock has been redeemed, the Company will not be able to resume paying cash dividends without the consent of the Treasury Department. The Company will also be prohibited paying any dividends on its common stock in the event of any unpaid dividends on the Series A Preferred Stock. The Series A Preferred Stock also ranks senior to the Company’s common stock on liquidation. The liquidation amount of the Series A Preferred Stock is $1,000 per share. The Series B Preferred Stock ranks pari passu to the outstanding Series A Preferred Stock, which means that if all dividends payable on the Series B Preferred Stock have not been paid in full, any dividend declared on the Series A Preferred Stock shall be declared and paid pro rata with respect to the Series B Preferred Stock.

If we are unable to redeem our Series A Preferred Stock by December 12, 2013, the cost of this capital to us will increase substantially. If we are unable to redeem our Series A Preferred Stock prior to December 12, 2013, the cost of this capital to us will increase substantially on that date, from 5% per annum (approximately $2.7 million annually) to 9% per annum (approximately $5.0 million annually). Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A Preferred Stock could have a material negative effect on our earnings.

The holders of our junior subordinated debentures have rights that are senior to those of the shareholders. As of December 31, 2008, we had $18 million in junior subordinated debentures outstanding that were issued to our statutory trust. The trust purchased the junior subordinated debentures from us using the proceeds from the sale of trust preferred securities to third party investors. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by the Company to the extent not paid or made by each trust, provided the trust has funds available for such obligations.

The junior subordinated debentures are senior to our shares of common stock, Series A Preferred Stock and Series B Preferred Stock. As a result, we must make payments on the junior subordinated debentures (and the related trust preferred securities) before any dividends can be paid on our common stock or preferred stock and, in the event of bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to shareholders. If certain conditions are met, we have the right to defer interest payments on the junior subordinated debentures (and the related trust preferred securities) at any time or from time to time for a period not to exceed 20 consecutive quarters in a deferral period, during which time no dividends may be paid to holders of our common stock or any series of preferred stock.

Our directors and executive officers control a large amount of our stock, and your interests may not always be the same as those of the board and management. As of February 1, 2010 our directors and executive officers together with their affiliates beneficially owned approximately 17.0% of the Company’s outstanding voting stock (not including vested option shares). As a result, if all of these shareholders were to take a common position, they would be able to significantly affect the election of directors as well as the outcome of most corporate actions requiring shareholder approval, such as the approval of mergers or other business combinations. Such concentration may also have the effect of delaying or preventing a change in control of our company.

In some situations, the interests of our directors and executive officers may be different from the shareholders. However, our board of directors and executive officers has a fiduciary duty to act in the best interest of the shareholders, rather than in their own best interests, when considering a proposed business combination or any of these types of matters.

Provisions in our articles of incorporation may delay or prevent changes in control of our corporation or our management. These provisions make it more difficult for another company to acquire us, which could reduce the market price of our common stock and the price that you receive if you sell your shares in the future. These provisions include the following:

•	no cumulative voting in the election of directors; and

•

The requirement that our board of directors consider the potential social and economic effects on our employees, depositors, customers and the communities we serve as well as certain other factors, when evaluating a possible tender offer, merger or other acquisition of the Company.

THE SELLING SHAREHOLDERS

We are filing this registration statement pursuant to the Registration Rights Agreements dated December 29, 2009, by and among us and the entities listed on the table below under the heading “Selling Shareholders” (referred to herein as the “selling shareholders”). We are registering the Securities in order to permit the selling shareholders to offer the Securities for resale from time to time pursuant to obligations we undertook in connection with the issuance of the Securities. We have agreed to pay all expenses in connection with this offering, not including underwriting, broker or similar fees or commissions of the selling shareholders or any legal fees and expenses of counsel to the selling shareholders.

Except as indicated below, other than the ownership of the Series B Preferred Stock and shares of common stock issuable upon conversion of the Series B Preferred Stock, and such additional ownership of common stock prior to the December Private Placement as is set forth in the table, the selling shareholders have not had any material relationship with us within the past three years. The following selling shareholders hold positions as officers and/or directors of the Company and the Bank as follows: Jin Chul Jhung: Chairman of the Board; Jae Whan Yoo: President, Chief Executive Officer and Director; Kevin S. Kim, Peter Y. S. Kim, Sang Hoon Kim, and Chung Hyun Lee: directors; Jason K. Kim: Executive Vice President and Chief Credit Officer; Ran Soo Hong, Senior Vice President and Regional Director; Hyun Sook Kim, Vice President and Assistant Manager; and June Kim, Vice President and Assistant Manager/Acting Manager. In addition, Hyun Sook Kim and June Kim are employees of the Bank.

The table below lists the selling shareholders and other information regarding the stock ownership of each of the selling shareholders. The second column lists the number of shares of Series B Preferred Stock owned by each selling shareholders as of December 31, 2009. The third column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the Series B Preferred Stock, as of December 31, 2009, assuming conversion of all shares of Series B Preferred Stock held by the selling shareholders on that date at the initial conversion price, without regard to any limitations on conversions or exercise.

The fourth column lists the shares of Series B Preferred Stock being offered under this prospectus by each of the selling shareholders. The fifth column lists the shares of common stock being offered under this prospectus by each of the selling shareholders.

Because the conversion price of the Series B Preferred Stock may be adjusted, we may issue a number of shares of common stock that may be more or less than the number of shares being offered under this prospectus. All figures relating to the common stock to be issued upon the conversion assume that the conversion will occur at the initial conversion price of $3.75 per share. The sixth and seventh columns assume the sale of all of the shares offered by the selling shareholders under this prospectus.

The eighth column indicates the percentage of common stock to be owned by each selling shareholder after completion of the offering, assuming the conversion of the Series B Preferred Stock and based on the number of shares of common stock outstanding as of December 31, 2009.

The amounts set forth below are based upon information provided to us by representatives of the selling shareholders, or on our records, and are accurate to the best of our knowledge as of the date specified below. It is possible, however, that the selling shareholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus. This table assumes that the selling shareholders will sell all of the Securities covered by this prospectus. We cannot assure you that the selling shareholders will sell all or any portion of the Securities offered hereby.

The Securities offered by this prospectus may be offered from time to time by the selling shareholders named below, or by any of their pledgees, donees, transferees or other successors in interest, provided that such pledgees, donees, transferees or other successors in interest offering Securities using this prospectus are named as selling shareholders in this prospectus via supplement or amendment in accordance with the Securities Act of 1933, as amended (the “Securities Act”) (except where sales by any such person or entity under this prospectus could not exceed 500 shares, in which case that person or entity need not be named in a prospectus supplement).

Selling Shareholders

Name of Selling Shareholder	Shares of Series B Preferred Stock Owned Prior to the Offering[2]	Shares of Common Stock Owned Prior to the Offering[2]		Shares of Series B Preferred Stock Offered Hereby	Shares of Common Stock Offered Hereby	Shares of Series B Preferred Stock Owned After the Offering[3]	Shares of Common Stock Owned After the Offering[3]		Percentage of Outstanding Common Stock Owned After the Offering[4]
Second Curve Partners, LP5	930	248,000		930	248,000	0	0		*
Second Curve Partners International Ltd[5]	190	50,667		190	50,667	0	0		*
Second Curve Partners II, LP5	80	21,333		80	21,333	0	0		*
Context BH Equity Fund II, LP	450	120,000		450	120,000	0	0		*
Arthur G. Wiener	75	20,000		75	20,000	0	0		*
KBW Financial Services Master Fund, Ltd.	1,500	400,000		1,500	400,000	0	0		*
Stieven Financial Investors, L.P.[6]	2,079	554,400		2,079	554,400	0	0		*
Stieven Financial Offshore Investors, Ltd.[6]	396	105,600		396	105,600	0	0		*
Keefe Ventures Fund, L.P.	1,425	380,000		1,425	380,000	0	0		*
Consector Partners LP	975	260,000		975	260,000	0	0		*
Andrew K. Boszhardt, Jr.[7]	100	31,916	[8]	100	26,667	0	5,249	[9]	*
Great Oaks Strategic Investment Partners, LP7	600	165,000	[8]	600	160,000	0	5,000	[9]	*
George S. Sarlo Revocable Trust	225	60,000		225	60,000	0	0		*

*	Indicates less than 1%.
[2]	As of December 31, 2009.
[3]	Assumes that each selling shareholder will sell all shares offered by it under this prospectus.
[4]

This number represents the percentage of common stock to be owned by the selling shareholder after completion of the offering based on the number of shares of common stock outstanding as of December 31, 2009 (20,160,726 shares), as adjusted to reflect the assumptions that (i) the 73,500 shares of Series B Preferred Stock covered by this prospectus are converted into approximately 19,600,000 shares of the Common Stock based on the initial conversion price of $3.75, and (ii) 85,045 additional shares will be issued in connection with the November Private Placement; so that there will be an aggregate of approximately 39,845,771 shares of our common stock outstanding.

[5]

Second Curve Partners, LP; Second Curve Partners International Ltd; and Second Curve Partners II, LP are affiliated entities. Second Curve Capital LLC is the investment manager of all three of these entities and has the power to vote and dispose of all securities held by each of them. Thomas K. Brown is the managing member of Second Curve Capital LLC and as such has decision making power over all shares held by these entities.

[6]

Stieven Financial Investors, L.P. and Stieven Financial Offshore Investors, Ltd. are affiliated entities. Joseph A. Stieven, Stephen L. Covington and Daniel M. Ellefson, all members of Stieven Capital GP, LLC, the General Partner of Stieven Financial Investors, L.P., and managing directors of Stieven Capital Advisors, L.P., the investment manager of Stieven Financial Investors, L.P. and Stieven Financial Offshore Investors, Ltd., may be deemed to have voting and investment power over shares held by both of these entities.

[7]

Mr. Boszhardt is the general partner of Great Oaks Strategic Investment Partners, LP and has the power to vote and dispose of all securities held by the partnership as well as those held by him individually.

[8]	Includes shares owned prior to the December Private Placement, as listed under the column titled “Shares Owned After the Offering,” which shares are not being offered pursuant to this prospectus.
[9]	Represents shares owned prior to the December Private Placement, which shares are not being offered pursuant to this prospectus.

(Table and footnotes continued on following page.)

Selling Shareholders

Name of Selling Shareholder	Shares of Series B Preferred Stock Owned Prior to the Offering[2]	Shares of Common Stock Owned Prior to the Offering[2]		Shares of Series B Preferred Stock Offered Hereby	Shares of Common Stock Offered Hereby	Shares of Series B Preferred Stock Owned After the Offering[3]	Shares of Common Stock Owned After the Offering[3]		Percentage of Outstanding Common Stock Owned After the Offering[4]
Malta Partners, L.P. (Sandler O’Neill Asset Management, LLC)[10]	46	12,267		46	12,267	0	0		*
Malta Hedge Fund, L.P. (Sandler O’Neill Asset Management, LLC)[10]	167	44,533		167	44,533	0	0		*
Malta Offshore, Ltd. (Sandler O’Neill Asset Management, LLC)[10]	343	91,467		343	91,467	0	0		*
Malta Hedge Fund II, L.P. (Sandler O’Neill Asset Management, LLC)[10]	819	218,400		819	218,400	0	0		*
SOAM Capital Partners, L.P. (Sandler O’Neill Asset Management, LLC)[10]	500	133,333		500	133,333	0	0		*
Kohut Capital Fund, LLC	1,725	460,000		1,725	460,000	0	0		*
Castine Offshore Fund, LTD[11]	536	143,000		536	143,000	0	0		*
Castine Partners II, LP11	2,186	583,000		2,186	583,000	0	0		*
Castine Partners, LP11	653	174,000		653	174,000	0	0		*
Drake Associates L.P.	150	40,000		150	40,000	0	0		*
Zoltan H. Zsitvay	50	15,333	[8]	50	13,333	0	2,000	[9]	*
Lawrence Offshore Partners, LLC	225	60,000		225	60,000	0	0		*
Five Corners Partners, L.P.	225	60,000		225	60,000	0	0		*
North Star Partners II, LP12	550	146,667		550	146,667	0	0		*
North Star Partners, L.P.[12]	500	133,333		500	133,333	0	0		*

(Certain footnotes appear on page 21.)

[10]

Each of these funds (other than SOAM Capital Partners, LP) is managed by Sandler O’Neill Asset Management, LLC. SOAM Capital Partners, LP is managed by SOAM Ventures, LLC, which is an affiliate of Sandler O’Neill Asset Management, LLC. Terry Maltese is the managing member of Sandler O’Neill Asset Management, LLC and SOAM Ventures, LLC and as such has sole voting and dispositive power over the shares held by the funds. Mr. Maltese disclaims beneficial ownership over the shares held by these funds except to the extent of his pecuniary interest therein.

[11]

Castine Partners, LP, Castine Partners II, LP and Castine Offshore Fund, LTD are affiliated entities. Castine Management GP, LLC is the general partner of Castine Partners, LP and Castine Partners II, LP and has the power to vote and dispose of securities held by each of them. Castine Capital Management, LLC is the investment manager for Castine Offshore Fund, LTD and has the power to vote and dispose of securities it holds. Paul D. Magidson is the managing member of Castine Management GP, LLC and Castine Capital Management, LLC and has the decision making power over all shares held by the three entities described above.

[12]

North Star Partners, L.P. and North Star Partners II, LP are affiliated entities. NS Advisors, LLC (“NS Advisors”) serves as the General Partner of each of the partnerships. NS Advisors is the general partner of each of these entities and has the power to vote and dispose of securities held by each of them. Andrew R. Jones is the sole owner and managing member of NS Advisors and has sole decision making power over all shares held by North Star Partners, L.P. and North Star Partners II, LP.

(Table and footnotes continued on following page.)

Selling Shareholders

Name of Selling Shareholder	Shares of Series B Preferred Stock Owned Prior to the Offering[2]	Shares of Common Stock Owned Prior to the Offering[2]		Shares of Series B Preferred Stock Offered Hereby	Shares of Common Stock Offered Hereby	Shares of Series B Preferred Stock Owned After the Offering[3]	Shares of Common Stock Owned After the Offering[3]		Percentage of Outstanding Common Stock Owned After the Offering[4]
Great Gable Fund II, LP13	330	88,000		330	88,000	0	0		*
Great Gable Master Fund, Ltd.[13]	1,170	312,000		1,170	312,000	0	0		*
Fred L. Astman	424	113,000		424	113,000	0	0		*
Lake Street Fund L.P.	499	352,377	[8]	499	133,000	0	219,377	[9]	*
Hood Family Trust	53	14,000		53	14,000	0	0		*
Roy Studness	8	2,000		8	2,000	0	0		*
Arthur J. Stainman	292	78,000		292	78,000	0	0		*
Combined Partners LLC[14]	40	69,867		40	69,867	0	0		*
BHC Partners LLC[14]	15	4,000		15	4,000	0	0		*
Lifewise Family Financial Security, Inc.[14]	40	10,667		40	10,667	0	0		*
Charles Salzhauer[14]	10	2,667		10	2,667	0	0		*
Henry Salzhauer[14]	25	6,667		25	6,667	0	0		*
First Matthew Partners, LP14	37	9,867		37	9,867	0	0		*
Michael Salzhauer[14]	15	4,000		15	4,000	0	0		*
Steven Roth[14]	80	21,333		80	21,333	0	0		*
Iroquois Master Fund Ltd.	150	40,000		150	40,000	0	0		*
Harvest Small Cap Partners, L.P.[15]	1,612	429,867		1,612	429,867	0	0		*
Harvest Small Cap Partners Master, Ltd.[15]	1,410	376,000		1,410	376,000	0	0		*
Harvest Opportunity Partners II, L.P.[15]	323	86,133		323	86,133	0	0		*
Harvest Opportunity Partners Offshore Fund, Ltd.[15]	55	14,667		55	14,667	0	0		*
Richard Jacinto II Roth IRA, FCC as Custodian	1,050	280,000		1,050	280,000	0	0		*

(Certain footnotes appear on page 21.)

[13]

Great Gable Fund II, LP and Great Gable Master Fund, Ltd are affiliated entities. Great Gable Ventures LLC is the general partner of both of these funds and has the power to vote and dispose of securities held by each of them. Kevin Goldstein, Jacques Soenens and Simon Baker are each managing members of Great Gable Ventures, LLC and share the decision making power over all shares held by Great Gable Fund II, LP and Great Gable Master Fund, Ltd.

[14]

BHC Partners LLC (“BHC”) , Lifewise Family Financial Security, Inc. (“Lifewise”), First Matthew Partners, LP (“First Matthew”), Charles Salzhauer, Henry Salzhauer, Michael Salzhauer, and Steven Roth are related persons as follows: the individuals are related by blood or marriage, and Henry Salzhauer and Michael Salzhauer hold controlling positions in BHC, Lifewise and First Matthew. Henry Salzhauer and Michael Salzhauer have shared voting and investment power over all shares owned by these entities and individuals.

[15]

Harvest Small Cap Partners, L.P., Harvest Small Cap Partners Master, Ltd., Harvest Opportunity Partners II, L.P., and Harvest Opportunity Partners Offshore Fund, Ltd. are affiliated entities. Harvest Capital Strategies LLC is the general partner/investment manager of each of these entities and has the power to vote and dispose of all securities held by each of them.

(Table and footnotes continued on following page.)

Selling Shareholders

Name of Selling Shareholder	Shares of Series B Preferred Stock Owned Prior to the Offering[2]	Shares of Common Stock Owned Prior to the Offering[2]		Shares of Series B Preferred Stock Offered Hereby	Shares of Common Stock Offered Hereby	Shares of Series B Preferred Stock Owned After the Offering[3]	Shares of Common Stock Owned After the Offering[3]		Percentage of Outstanding Common Stock Owned After the Offering[4]
Fidelity Puritan Trust: Fidelity Low Priced Stock[16]	6,825	2,170,731	[8]	6,825	1,820,000	0	350,731	[9]	*
Fidelity Northstar Fund[17]	675	180,000		675	180,000	0	0		*
Philip J. Timyan	525	140,000		525	140,000	0	0		*
First Opportunity Fund, Inc. (nominee: Hare & Co.)[18]	500	133,333		500	133,333	0	0		*
Bay Pond Partners, L.P.[18]	4,600	1,291,066	[8]	4,600	1,226,666	0	64,400	[9]	*
Bay Pond Investors (Bermuda) L.P.[18]	1,400	393,833	[8]	1,400	373,333	0	20,500	[9]	*
Wolf Creek Investors (Bermuda) L.P.[18]	600	162,500	[8]	600	160,000	0	2,500	[9]	*
Wolf Creek Partners, L.P.[18]	780	210,800	[8]	780	208,000	0	2,800	[9]	*
Ithan Creek Master Investors (Cayman) L.P.[18]	5,200	1,386,666		5,200	1,386,666	0	0		*

(Certain footnotes appear on page 21.)

[16]

Fidelity Puritan Trust: Fidelity Low-Priced Stock Fund is controlled by Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Fidelity is the beneficial owner of 623,581 common shares (including the shares listed in the table) and 6,825 shares of Series B Preferred Stock, as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the all shares owned by the Funds.

Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the notes owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the notes under written guidelines established by the Funds' Boards of Trustees.

[17]

Pyramis Global Advisors Trust Company (“PGATC”), 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 675 shares of the Mandatory Convertible Non-Cumulative Non-Voting Perpetual Preferred Stock, Series B of the Center Financial Corp. as a result of its serving as investment manager of institutional accounts owning such shares.

Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over all shares and sole power to vote or to direct the voting of all shares owned by the institutional accounts managed by PGATC as reported above.

[18]

Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

(Table and footnotes continued on following page.)

Selling Shareholders

Name of Selling Shareholder	Shares of Series B Preferred Stock Owned Prior to the Offering[2]	Shares of Common Stock Owned Prior to the Offering[2]		Shares of Series B Preferred Stock Offered Hereby	Shares of Common Stock Offered Hereby	Shares of Series B Preferred Stock Owned After the Offering[3]	Shares of Common Stock Owned After the Offering[3]		Percentage of Outstanding Common Stock Owned After the Offering[4]
State Street Bank & Trust Co. (aka Upperbuoy & Co)[19]	6,680	1,781,333		6,680	1,781,333	0	0		*
Marshall & Ilsley Wealth Management (aka Maril & Co)[19]	235	62,667		235	62,667	0	0		*
State Street Bank & Trust Co. (aka IFTCO)[19]	300	80,000		300	80,000	0	0		*
State Street Bank & Trust Co. (aka Reelcap & Co)[19]	55	14,667		55	14,667	0	0		*
Wells Fargo Trust Operations (aka Emseg & Co)[19]	30	8,000		30	8,000	0	0		*
The Northern Trust Company of New York (aka Booth & Co.)[19]	110	165,334		110	165,334	0	0		*
M&T Investment Group (aka Tice & Co)[19]	20	5,333		20	5,333	0	0		*
BrynMawr Capital Management, Inc.[20]	2,500	1,166,667	[8]	2,500	666,667	0	500,000	[9]	1.25%
Phronesis Partners, L.P.	2,775	1,739,059	[8]	2,775	740,000	0	999,059	[9]	2.50%
SMALLCAP World Fund, Inc.[21]	4,875	1,300,000		4,875	1,300,000	0	0		*
Chung Hyun Lee	300	293,056	[8],[22]	300	80,000	0	213,056	[9],[22]	*
Sang Hoon Kim	500	962,226	[8],[22]	500	133,333	0	828,893	[9],[22]	2.08%[23]

(Certain footnotes appear on page 21.)

[19]

Wells Capital Management Incorporated (“Wells”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wells, in such capacity may be deemed to share beneficial ownership over the shares held by its client accounts.

[20]

Bryn Mawr Capital Management LLC (“Bryn Mawr”)is an investment adviser registered under the Investment Advisers Act of 1940, as amended. The shares listed are held in nine separate client accounts. Bryn Mawr, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

[21]

SMALLCAP World Fund, Inc (“SMALLCAP”) is an investment company registered under the Investment Company Act of 1940. Capital Research and Management Company, or CRMC, an investment adviser registered under the Investment Advisers Act of 1940, is the investment adviser to SMALLCAP. In that capacity, CRMC may be deemed to be the beneficial owner of the shares held by SMALLCAP. CRMC, however, disclaims such beneficial ownership. The address of the SMALLCAP is c/o Capital Research and Management Company, 333, South Hope Street, Los Angeles, California 90071.

[22]

Includes the following numbers of shares which may be acquired upon the exercise of stock options shares which are vested or will vest within 60 days of February 1, 2010, pursuant to the Company’s 2006 Stock Incentive Plan, as amended: Chung Hyun Lee, Sang Hoon Kim and Peter Y. S. Kim: 20,000 shares each; Kevin S. Kim: 8,333 shares; Jae Whan Yoo: 100,000 shares; and Jason K. Kim: 25,960 shares. Also includes shares of common stock to be issued to the following individuals upon receipt of shareholder approval of the November Private Placement in the following amounts: Chung Hyun Lee: 28,161 shares; Sang Hoon Kim, Peter Y. S. Kim and Jae Whan Yoo: 11,264 shares each; and Jason K. Kim: 2,817 shares.

[23]

This percentage is based on the total number of shares of the Company’s common stock outstanding, plus 20,000 shares subject to vested stock options for each of these individuals. See also footnote 4 above.

(Table and footnotes continued on following page.)

Selling Shareholders

Name of Selling Shareholder	Shares of Series B Preferred Stock Owned Prior to the Offering[2]	Shares of Common Stock Owned Prior to the Offering[2]		Shares of Series B Preferred Stock Offered Hereby	Shares of Common Stock Offered Hereby	Shares of Series B Preferred Stock Owned After the Offering[3]	Shares of Common Stock Owned After the Offering[3]		Percentage of Outstanding Common Stock Owned After the Offering[4]
Royal Imex, Inc.[24]	200	84,073	[8],[24]	200	53,333	0	30,740	[9],[24]	*
Peter Y.S. Kim	525	784,631	[8],[22]	525	140,000	0	644,631	[9],[22]	1.67%[23]
Kevin S. Kim & Okee M. Kim	1,500	408,333	[8],[22]	1,500	400,000	0	8,333	[9],[22]	*
Jae Whan Yoo	207	239,008	[8],[22]	207	55,200	0	183,808	[9],[22]	*
Jason K. Kim	50	97,770	[8],[22]	50	13,333	0	84,437	[9],[22]	*
Traho Ind, Inc.	37	11,067	[8]	37	9,867	0	1,200	[9]	*
June Kim	100	26,667		100	26,667	0	0		*
BC Park	1,085	289,333		1,085	289,333	0	0		*
Hyun Sook Kim	45	12,100		45	12,000	0	100		*
William Huang	300	80,000		300	80,000	0	0		*
Tae W. Yoo	150	40,000		150	40,000	0	0		*
KL Fenix Corporation	779	309,733	[8]	779	207,733	0	102,000	[9]	*
Magilink US LC	975	1,653,987	[8]	975	260,000	0	1,393,987	[9]	3.50%
Kyoo Seung Cho & Soo Wan Cho	975	952,837	[8]	975	260,000	0	692,837	[9]	1.74%
Deuk Lee	375	100,000		375	100,000	0	0		*
M. H. Bae	975	260,000		975	260,000	0	0		*
Edward Koo	200	73,433	[8]	200	53,333	0	20,100	[9]	*
Jin Woo Kim	100	83,757	[8]	100	20,667	0	63,090	[9]	*
Jimmy Kim	100	108,624	[8]	100	26,667	0	81,957	[9]	*

(Certain footnotes appear on pages 21 and 25.)

[24]

Jin Chul Jhung, Chairman of the Company's Board of Directors, is President, Chairman and sole shareholder of Royal Imex, Inc. (“Royal Imex”) and has sole voting and investment power over all shares owned by Royal Imex. In addition to the 30,740 shares of common stock owned by Royal Imex prior to the December Private Placement, Mr. Jhung also owned 262,401 shares individually, including 20,000 shares subject to vested stock options and 11,264 shares which Mr. Jhung will be entitled to receive upon shareholder approval of the November Private Placement.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling shareholders of the Securities covered by this prospectus.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our historical ratios of earnings to fixed charges and preferred stock dividends for the periods indicated. The ratios are based solely on historical financial information and no pro forma adjustments have been made.

	Nine Months Ended September 30,			Year Ended December 31,
	2009		2008	2008	2007	2006	2005	2004
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Excluding interest on deposits	—	[25]	2.19	1.00	3.78	8.21	19.98	18.93
Including interest on deposits	—	[25]	1.21	1.00	1.53	1.80	2.35	2.47

We computed the ratio of earnings to combined fixed charges and preferred stock dividends by dividing earnings by the sum of our fixed charges and dividends accrued on our outstanding Series A Preferred Stock and related discount accretion. No amounts are provided for dividends on the Series B Preferred Stock as we have not paid any such dividends for the periods indicated in the table above. For purposes of computing this ratio, “earnings” consist of income before provision for income taxes, fixed charges and cumulative effect of changes in accounting principles. “Fixed charges,” excluding interest on deposits, include interest expense (other than on deposits), interest expense on federal funds purchased and securities sold under repurchase agreements, all other interest expense and preferred stock dividends and related accretion of discount. “Fixed charges,” including interest on deposits, include all interest expense, interest expense on federal funds purchased and securities sold under repurchase agreements and preferred stock dividends and related accretion of discount.

DESCRIPTION OF CAPITAL STOCK

The following summary describes the material features and rights of our capital stock and is subject to, and qualified in its entirety by, applicable law and the provisions of our articles of incorporation and bylaws.

General

We are authorized to issue forty million (40,000,000) shares of common stock, without par value, and ten million (10,000,000) shares of serial preferred stock, without par value. As of February 1, 2010, we had 20,189,027 shares of our common stock outstanding, 55,000 shares of our Series A Preferred Stock outstanding, and 73,500 shares of our Series B Preferred Stock outstanding.

Our authorized preferred stock is available for issuance from time to time at the discretion of the board of directors without shareholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes (if any) to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

[25]

The earnings coverage ratio, both excluding and including interest on deposits, for the nine months ended September 30, 2009, was inadequate to cover the fixed charges and preferred stock dividends. The coverage deficiency for the period was $31.9 million.

Common Stock

Voting Rights. All voting rights are vested in the holders of our common stock. Each shareholder is entitled to one vote per share on any issue requiring a vote at any meeting, and will be entitled to participate in any liquidation, dissolution, or winding up on the basis of his or her pro rata share holdings. Shareholders are not entitled to cumulative voting on the election of directors.

Dividends. As a bank holding company which currently has no significant assets other than its equity interest in the Bank, the Company’s ability to pay dividends primarily depends upon the dividends received from the Bank. The dividend practice of the Bank, like the Company’s dividend practice, will depend upon its earnings, financial position, current and anticipated cash requirements and other factors deemed relevant by the Bank’s board of directors at that time. In addition, the Bank and the Company have each entered into MOUs with the respective regulatory agency or agencies, pursuant to which both the Bank and the Company must obtain prior regulatory approval to pay dividends. See “PROSPECTUS SUMMARY – Recent Developments – Informal Regulatory Agreements” above.

From October 2003 to January 2009, the Company paid quarterly cash dividends to its shareholders. The Company paid cash dividends of 4 cents per share throughout 2006 and in January and April 2007, and 5 cents per share from July 2007 to January 2009. On March 25, 2009, the Company’s board of directors suspended its quarterly cash dividends based on adverse economic conditions and a reduction in the Company’s earnings. The board of directors determined that this is a prudent, safe and sound practice to preserve capital, and does not expect to resume the payment of cash dividends in the foreseeable future. Unless the preferred stock issued to the Treasury Department in the TARP Capital Purchase Program has been redeemed, the Company will not be permitted to resume paying cash dividends without the consent of the Treasury Department until December 2011. Once the Company is again permitted to pay cash dividends, the amount of any such dividends will be determined each quarter by our board of directors in its discretion, based on the factors described in the next paragraph. No assurance can be given that future performance will justify the payment of dividends in any particular quarter.

The Bank’s ability to pay cash dividends is also subject to certain legal limitations. Under California law, banks may declare a cash dividend out of their net profits up to the lesser of retained earnings or the net income for the last three fiscal years (less any distributions made to shareholders during such period), or with the prior written approval of the Commissioner of Financial Institutions (the “Commissioner”), in an amount not exceeding the greatest of (i) the retained earnings of the Bank, (ii) the net income of the Bank for its last fiscal year or (iii) the net income of the Bank for its current fiscal year. Since the Bank’s net loss for 2009 exceeded its combined earnings for 2008 and 2007, in addition to the regulatory approval requirements of the MOU, the Bank will need to obtain the prior written approval of the Commissioner to pay any dividends until the Bank’s net income for the previous three fiscal years is again greater than the amount of any such dividend. In addition, under federal law, banks are prohibited from paying any dividends if after making such payment they would fail to meet any of the minimum regulatory capital requirements. The federal regulators also have the authority to prohibit banks from engaging in any business practices which are considered to be unsafe or unsound, and in some circumstances the regulators might prohibit the payment of dividends on that basis even though such payments would otherwise be permissible.

The Company’s ability to pay dividends is also limited by state corporation law. The California General Corporation Law allows dividends to the company’s shareholders if the company’s retained earnings equal at least the amount of the proposed dividend. If a California corporation does not have sufficient retained earnings available for the proposed dividend, it may still pay a dividend to its shareholders if immediately after giving effect to the dividend the sum of the company’s assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, at least equal to 125% of its current liabilities. Moreover, during any period in which the Company has deferred payment of interest otherwise due and payable on its subordinated debt securities, or any unpaid dividends on the preferred stock issued to the Treasury Department, it may not make any dividends or distributions with respect to its capital stock. In addition, the Bank and the Company have each entered into or agreed to enter into MOUs with the respective regulatory agency or agencies, pursuant to which both the Bank and the Company must obtain prior regulatory approval to pay dividends. See “PROSPECTUS SUMMARY – Recent Developments – Informal Regulatory Agreements” above.

Miscellaneous. Our common stock has no conversion or redemption rights or sinking fund provisions applicable to it. Our common stock does not have preemptive rights; therefore, future shares of common stock may be offered to the investing public or to existing shareholders, in the discretion of our board of directors, and existing shareholders will not have the right to maintain their current percentage ownership in our common stock.

Series A Preferred Stock

We currently have 55,000 shares of Fixed-Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) outstanding. We issued these shares on December 12, 2008 to the Treasury Department for a total purchase price of $55 million, in connection with the Company’s participation in the TARP Capital Purchase Program. We will pay the Treasury Department a five percent dividend annually, payable quarterly, for each of the first five years of the preferred stock investment and a nine percent dividend thereafter until the shares are redeemed. Further details concerning the transaction, including redemption provisions, certain restrictions on the Company’s dividend and repurchase activities and compensation arrangements, and a Bylaw provision related to Company’s board of directors, are set forth in the Company’s Current Report on Form 8-K filed with the SEC on December 16, 2008. Additional information concerning restrictions on our payment of dividends relating to this outstanding preferred stock is set forth above under “RISK FACTORS – Risks Related to Our Securities.”

Series B Preferred Stock

Mandatory Conversion. The Series B Preferred Stock will convert into shares of common stock on the third business day following the approval by the holders of our common stock of the conversion as required by the applicable NASDAQ rules. Assuming shareholder approval is obtained on or before May 17, 2010, the number of shares of common stock into which each share of Series B Preferred Stock shall be converted will be determined by dividing the $1,000 per share liquidation preference by the initial conversion price of $3.75 per share. If the conversion is not approved by that date, the conversion price will be adjusted downward by 10% and will also be adjusted for any declared but unpaid dividends.

The Company filed definitive proxy materials on Schedule 14A on February 12, 2010 in connection with obtaining shareholder approval for the issuance of the common stock resulting from the conversion of the Series B Preferred Stock, and intends to hold a special meeting of its shareholders on March 24, 2010 for this purpose.

Dividends. The Series B Preferred Stock carries a non-cumulative cash dividend at a per annum rate equal to 12%. The dividend will not be declared or paid if the Series B Preferred Stock is converted into shares of common stock before June 30, 2010. Beginning on June 30, 2010, if the Series B Preferred Stock is still outstanding, dividends will be payable semi annually in arrears on June 30 and December 31, if declared by the Board. If all dividends payable on the Series B Preferred Stock have not been declared and paid for an applicable dividend period, the Company shall not declare or pay any dividends on any stock which ranks junior to the Series B Preferred Stock, or redeem, purchase or acquire any stock which ranks pari passu or junior to the Series B Preferred Stock, subject to customary exceptions. If all dividends payable on the Series B Preferred Stock have not been paid in full, any dividend declared on stock which ranks pari passu to the Series B Preferred Stock shall be declared and paid pro rata with respect to the Series B Preferred Stock and such pari passu stock.

Participation in Dividends on Common Stock. So long as any shares of Series B Preferred Stock are outstanding, if we declare any dividends on our common stock or make any other distribution to our common shareholders, the holders of the Series B Preferred Stock will be entitled to participate in such distribution on an as-converted basis.

Ranking. The Series B Preferred Stock ranks senior to all of the Company’s common stock, pari passu to the Series A Preferred Stock, and junior to the Company’s outstanding trust preferred securities. The Series B Preferred Stock will rank pari passu or senior to all future issuances of the Company’s preferred stock.

Voting Rights. Shares of Series B Preferred Stock generally have no voting rights other than as required by law except that the approval of the holders of a majority of the Series B Preferred Stock, voting as a single class, will be required with respect to certain matters, including (i) charter amendments adversely affecting the rights, preferences or privileges of the Series B Preferred Stock and (ii) the creation of any series of senior equity securities.

Liquidation. In the event the Company liquidates, dissolves or winds up, the holders of the Series B Preferred Stock shall be entitled to liquidating distributions equal to the greater of $1,000 per share plus any declared and unpaid dividends, and 110% of the amount to which such Holders would be entitled if the Series B Preferred Stock were converted into Common Stock immediately before such liquidation (before any distributions to holders of any junior securities).

Redemption. With prior regulatory approval, if required, the Series B Preferred Stock will be redeemable at the Company’s option, in whole or in part, on or after December 31, 2014, at a redemption price per share equal to the greater of (i) 125% of the liquidation preference plus all declared and unpaid dividends and (ii) 110% of the product of the closing price of the Common Stock for the trading day immediately prior to the date of redemption multiplied by the number of shares of Common Stock into which one share of Series B Preferred Stock would be convertible on such date (assuming receipt of shareholder approval); provided that, in no event will the redemption price exceed 150% of the amount calculated in accordance with clause (i) above.

Upon receipt of a redemption notice, the holders of Series B Preferred Stock shall have the right to convert their shares of Series B Preferred Stock into shares of common stock for a period of ninety (90) days following the date of the redemption notice. The number of shares of common stock into which a share of Series B Preferred Stock shall be convertible shall be determined by dividing (i) the Series B Share Price plus all declared and unpaid dividends thereon by (ii) the Conversion Price.

Holders of Series B Preferred Stock will have no right to require redemption of the Series B Preferred Stock.

Anti-dilution Provisions. The conversion price of the Series B Preferred Stock is also subject to customary anti-dilution adjustments, including in connection with stock dividends and distributions, stock splits, subdivisions and combinations, distributions of cash, debt or assets and tender offers and exchange offer.

Preemptive Rights. Holders of the Series B Preferred Stock have no preemptive rights.

Fundamental Change. If the Company enters into a transaction constituting a consolidation or merger of the Company or similar transaction or any sale or other transfer of all or substantially all of the consolidated assets of the Company and its subsidiaries, taken as a whole (in each case pursuant to which its common stock will be converted into cash, securities or other property) or for certain reclassifications or exchanges of its common stock, then each share of Series B Preferred Stock will convert, effective on the day on which such share would automatically convert into common stock of the Company, into the securities, cash and other property receivable in the transaction by the holder of the number of shares of common stock into which such share of Series B Preferred Stock would then be convertible, assuming receipt of any applicable regulatory approval.

Warrant

As part of the transaction described above concerning the issuance of our Series A Preferred Stock, we also issued a warrant to the Treasury Department to purchase 864,780 shares of the Company’s authorized but unissued common stock at an exercise price of $9.54 per share until December 12, 2018. As a result of “qualified equity offerings” in the fourth quarter of 2009 aggregating in excess of $55 million (specifically $86.3 million) in gross proceeds, the number of shares underlying the Warrant was reduced to 432,290 in accordance with the terms of the Warrant Agreement with the Treasury Department.

PLAN OF DISTRIBUTION

We are registering the Securities issued to the selling shareholders to permit the resale of these Securities by the holders of the Securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the Securities. We will bear all fees and expenses incident to our obligation to register the Securities.

The selling shareholders may sell all or a portion of the Securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Securities are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Securities may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling shareholders may use any one or more of the following methods when selling Securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such securities at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholders also may resell all or a portion of the Securities in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. If the selling shareholders effect such transactions by selling Securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the Securities for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with sales of the Securities or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell Securities short and if such short sale shall take place after the date that the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission (the “SEC”), the selling shareholders may deliver Securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling shareholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Securities from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the Securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer or agents participating in the distribution of the Securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Each selling shareholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Securities. Upon being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (1) the name of each such selling shareholder and of the participating broker-dealer(s), (2) the number of shares involved, (3) the price at which such Securities were sold, (4) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (5) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (6) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent.

Under the securities laws of some states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the Securities registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Securities by the selling shareholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Securities to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

We will pay all expenses of the registration of the Securities pursuant to a registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling shareholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the selling shareholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information that we file with them. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus and later information that we file with the SEC will automatically update and supersede the information in this prospectus, any supplement and the documents listed below. Our SEC file number is 000-50050. We incorporate by reference the specific documents listed below.

•

Our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 30, 2009, including the portions of our Proxy Statement for our Annual Meeting of Shareholders, filed on April 30, 2009, specifically incorporated by reference into our Form 10-K.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 6, 2009.

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 10, 2009.

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 9, 2009.

•	Our Current Reports on Form 8-K filed on January 30, March 17, March 31, May 1, May 7, July 24, October 22, December 1 and December 31, 2009, and January 29 and February 18, 2010.

We also incorporate by reference any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) on or after the date of filing of the registration statement containing this prospectus and prior to the effectiveness of the registration statement; and (ii) on or after the date of this prospectus until the earlier of the date on which all of the securities registered hereunder have been sold by the selling shareholders or this registration statement has been withdrawn. Those documents will become a part of this prospectus from the date that the documents are filed with the SEC.

Upon oral or written request and at no cost to the requester, we will provide to any person, including a beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. All requests should be made to: Center Financial Corporation, 3435 Wilshire Boulevard, Suite 700, Los Angeles, California 90010, Attention: Lonny D. Robinson, Executive Vice President and Chief Financial Officer. Telephone requests may be directed to Mr. Robinson at (213) 251-2222. You should rely only on the information included or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and we are required to file reports and proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Center Financial Corporation, that file electronically with the SEC. You may access the SEC’s web site at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.centerbank.com.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said reports.

LEGAL MATTERS

The validity of the shares offered by this prospectus will be passed upon by King, Holmes, Paterno & Berliner, LLP, Los Angeles, California.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

SEC registration fee	$5,241
Accountants’ fees and expenses	9,000
Legal fees and expenses	175,000

TOTAL	$189,241

All expenses itemized above shall be borne by us.

Item 15.	Indemnification of Directors and Officers

The Company’s Articles of Incorporation and Bylaws provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. The Company’s Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

The Company’s Bylaws provide that the Company shall to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. The Company’s Bylaws also provide that the Company shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not the Company would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of the Company’s Bylaws.

Item M.	Exhibits

Exhibit Number	Description

4.1	Restated Articles of Incorporation of the Registrant - filed as an Exhibit to the Form 10-Q for the quarterly period ended June 30, 2008 and incorporated herein by reference.

4.2	Certificate of Determination for Series A Preferred Stock of the Registrant – filed as an Exhibit to the Form 8-K filed with the SEC on December 16, 2008.

4.3	Certificate of Determination for Series B Preferred Stock of the Registrant – filed as an Exhibit to the Form 8-K filed with the SEC on December 31, 2009.

4.4	Amended and Restated Bylaws of the Registrant - filed as an exhibit to the Form 8-K filed with the SEC on May 12, 2006 and incorporated herein by reference.

4.5	Amendment to Bylaws of the Registrant – filed as an exhibit to the Form 8-K filed with the SEC on December 16, 2008.

4.6	Form of Securities Purchase Agreement between the Company and each of the Purchasers, dated as of December 29, 2009 – filed as an Exhibit to the Form 8-K filed with the SEC on December 31, 2009.

4.7	Form of Registration Rights Agreement between the Company and each of the Purchasers, dated as of December 29, 2009 – filed as an Exhibit to the Form 8-K filed with the SEC on December 31, 2009.

5.1*	Opinion of King, Holmes, Paterno & Berliner, LLP

23.1*	Consent of Grant Thornton LLP

23.2*	Consent of King, Holmes, Paterno & Berliner, LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (contained in signature page)

*	Filed herewith.

Item 17.	Undertakings

1.	The undersigned Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (A)(1)(i), (A)(1)(ii) and (A)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(e)	That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

2.	That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s Annual Report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on February 25, 2010.

CENTER FINANCIAL CORPORATION

/s/ JAE WHAN YOO
By:	Jae Whan Yoo
President and Chief Executive Officer
(Principal Executive Officer)

/s/ LONNY D. ROBINSON
By:	Lonny D. Robinson
Executive Vice President
and Chief Financial Officer
(Principal Financial and Accounting Officer)

KNOW BY ALL THESE PRESENT that each individual whose signature appears below constitutes and appoints each of Jae Whan Yoo and Lonny D. Robinson as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JAE WHAN YOO Jae Whan Yoo	President, Chief Executive Officer and Director	February 25, 2010

/s/ JIN CHUL JHUNG Jin Chul Jhung	Chairman of the Board	February 25, 2010

/s/ DAVID Z. HONG David Z. Hong	Director	February 25, 2010

/s/ CHANG HWI KIM Chang Hwi Kim	Director	February 25, 2010

Signature	Title	Date

/S/ KEVIN S. KIM Kevin S. Kim	Director	February 25, 2010

/S/ PETER Y. S. KIM Peter Y. S. Kim	Director	February 25, 2010

/S/ SANG HOON KIM Sang Hoon Kim	Director	February 25, 2010

/S/ CHUNG HYUN LEE Chung Hyun Lee	Director	February 25, 2010

/S/ LONNY D. ROBINSON Lonny D. Robinson	Executive Vice President and Chief Financial Officer	February 25, 2010

INDEX TO EXHIBITS

Exhibit Number	Description

4.1	Restated Articles of Incorporation of the Registrant - filed as an Exhibit to the Form 10-Q for the quarterly period ended June 30, 2008 and incorporated herein by reference.

4.2	Certificate of Determination for Series A Preferred Stock of the Registrant – filed as an Exhibit to the Form 8-K filed with the SEC on December 16, 2008.

4.3	Certificate of Determination for Series B Preferred Stock of the Registrant – filed as an Exhibit to the Form 8-K filed with the SEC on December 31, 2009.

4.4	Amended and Restated Bylaws of the Registrant - filed as an exhibit to the Form 8-K filed with the SEC on May 12, 2006 and incorporated herein by reference.

4.5	Amendment to Bylaws of the Registrant – filed as an exhibit to the Form 8-K filed with the SEC on December 16, 2008.

4.6	Form of Securities Purchase Agreement between the Company and each of the Purchasers, dated as of December 29, 2009 – filed as an Exhibit to the Form 8-K filed with the SEC on December 31, 2009.

4.7	Form of Registration Rights Agreement between the Company and each of the Purchasers, dated as of December 29, 2009 – filed as an Exhibit to the Form 8-K filed with the SEC on December 31, 2009.

5.1*	Opinion of King, Holmes, Paterno & Berliner, LLP

23.1*	Consent of Grant Thornton LLP

23.2*	Consent of King, Holmes, Paterno & Berliner, LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (contained in signature page)

*	Filed herewith